FAMOUS FOR 15 YEARS


IPC
HOLDINGS, LTD.
Annual Report 2007

FIFTEEN MINUTES OF FAME IS ALL THAT MOST OF US CAN EXPECT. IPC IS PROUDLY CELEBRATING 15 YEARS OF BEING FAMOUSLY FOCUSED ON PROPERTY CATASTROPHE EXCESS OF LOSS REINSURANCE.

IPC Holdings, Ltd., through its wholly-owned subsidiary IPCRe Limited, provides property catastrophe reinsurance and, to a limited extent, aviation, property-per-risk excess and other short-tail reinsurance in various parts of the world.

Financial Highlights

(Expressed in thousands of United States dollars except for per share amounts)

For the years ended December 31	2007	2006	2005	2004	2003
Gross Premiums Written	404,096	429,851	472,387	378,409	322,762
Net Premiums Written	387,567	412,161	450,806	358,311	308,296
Total Revenues	581,868	522,433	518,957	416,344	363,071
Net Income (Loss)	385,412	394,585	(623,399)	138,613	260,629
Basic Net Income (Loss) per Common Share	5.97	5.93	(12.30)	2.87	5.41
Cash dividends per Common Share	0.80	0.64	0.88	0.88	0.72
As of December 31					
Total Assets	2,627,691	2,645,429	2,778,281	2,028,290	1,769,458
Shareholders' Equity	2,125,745	1,990,955	1,616,400	1,668,439	1,569,159

Contents

1 Financial highlights **2** Letter to the shareholders **5** IPC at a glance **6** Operations review **15** Special note regarding forward-looking information **17** Management's discussion and analysis of financial condition and results of operations **23** Our Staff **34** Management's assessment of the effectiveness of internal controls over financial reporting **35** Report of independent registered public accounting firm **36** Independent registered public accountants' report **37** Consolidated Financial information **66** Corporate information **67** Addresses and shareholders' meeting **68** Performance

Letter to Shareholders

2008 sees IPC celebrating 15 years of specialty focus on property catastrophe reinsurance. Since our formation in Bermuda in 1993, in the aftermath of hurricane Andrew, we have created a strong presence in the marketplace with established relationships with many of the world's leading insurance organizations. During these 15 years we have continuously demonstrated our strength, consistency, commitment and focus.

We have demonstrated our strength through withstanding seven of the eight most costly catastrophes of the last thirty-five years. These include the record events of 2005 when hurricane Katrina and her sisters Rita and Wilma brought destruction to the United States Gulf Coast. Those three events caused an estimated $65 billion in insured damages and despite those and other events, we have remained a solid company with a strong balance sheet, fully able to meet all our liabilities and provide on-going coverage to our clients. In fact, as we celebrate our 15th anniversary we do so with our highest shareholders' equity at over $2.1 billion. We are, however, also mindful of our shareholders and the need for capital management, which has been shown by our return of $255 million to shareholders in 2007 by way of dividends and share repurchases. Your Board has also authorised a further $300 million of common shares repurchases for 2008.

We have demonstrated our consistency through continuity of clients, for those that value enduring relationships and understand that insurance is about long-term views, a consistency of staff, with our present CEO being the first employee and our Senior Vice Presidents all being with us for more than ten years, and a consistency of business plan, not chasing the latest craze or overstretching our capital, but managing the company for the long haul.

We have demonstrated our commitment in many ways. We pride ourselves on our commitment to client service. Our business is basically a promise to pay. But we view our promise to pay as much more than just that, as shown by our actual claims-settling performance. We pride ourselves on our transactional excellence, not just our speed of claims payments but also our turnaround of quotes and wordings. We are an uncomplicated company, able to react quickly to the changing marketplace. We also show our commitment to our shareholders by managing our business in a conservative and transparent manner. Unlike the majority of other companies in the property catastrophe marketplace, we publish our maximum aggregate exposures. This brings clarity for shareholders so they can understand the risks and rewards of our business.

We have demonstrated our focus by concentrating on the business we know. When we set up 15 years ago we were one of eight new Bermudian companies focusing solely on property catastrophe reinsurance; 15 years later we are the only one remaining in that form. Our 1993 brethren have either branched out into other lines of business or been swallowed up within diversified insurance and reinsurance companies. By sticking to what we know we have missed many of the pitfalls that other companies have encountered. This is not to say that we have not evaluated, and indeed may evaluate, other potential opportunities as they arise, but they must make sense for the company and our shareholders. We do not look for change for only change's sake.

As we reach this 15-year milestone, we are in our strongest ever capital position with an enviable client base, experienced staff and deep knowledge of the business we underwrite – well positioned for further years of fame.

Kenneth L. Hammond
Chairman

James P. Bryce
President & Chief Executive Officer


Chairman



IPC at a Glance

Aggregate Limit of Liability

(At January 1, 2008)

Worldwide		
Including United States	$	28m
Excluding United States	$	35m
United States		
Alaska	$	959m
Atlantic	$	1,122m
Gulf	$	1,044m
Hawaii	$	931m
Mid West	$	1,057m
New England	$	1,086m
North Central	$	1,088m
West	$	1,057m
Canada	$	483m
Northern Europe	$	1,097m
Japan	$	274m
Australia/New Zealand	$	207m

Gross Premiums by Geographic Area

(excluding reinstatement premiums) for the year ended December 31, 2007

Worldwide		
Including United States	$	17m
Excluding United States	$	4m
United States	$	221m
Japan	$	21m
Australia/New Zealand	$	19m
Other	$	5m
Europe	$	104m

Gross Premiums Written by Class

(excluding reinstatement premiums) for the year ended December 31, 2007

Catastrophe Excess of Loss	$	349m
Risk Excess of Loss	$	12m
Retrocessional Reinsurance	$	13m
Aviation	$	9m
Other	$	8m

Operations Review

2007 seemed to have been another relatively benign year for the property catastrophe industry, especially for risks within the United States. However, there was increased loss activity with $23 billion in worldwide insured catastrophe losses, as detailed by Swiss Re in their annual Sigma report, compared with $16 billion in 2006. The largest losses occurred in Europe, with windstorm Kyrill causing an estimated $6.1 billion in insured damage and the two summer flooding events in the United Kingdom causing an estimated $4.8 billion.

For IPC, our net losses rose from $59 million for 2006 to $125 million in 2007. The largest events in 2007 that affected IPC were windstorm Kyrill ($29 million), the United Kingdom flooding events ($80 million) and the storm and subsequent flooding that affected parts of New South Wales, Australia in June ($29 million). These losses were offset by nearly $30 million of reductions in our ultimate estimated losses for prior year events, predominantly the major windstorms of 2005. These reductions to our estimates follow a continuing flow of information from our clients and brokers in the affected areas, together with our own internal review and analysis. Swiss Re's Sigma report also showed that there were 142 natural catastrophes and 193 man-made catastrophes in 2007. The report highlighted the trend towards an increase in number – and cost – of catastrophes. Since 1970, catastrophe losses have risen annually by an average of 12% and this translates into a doubling of the nominal burden to the insurance industry every six years. Our underwriters are well aware of these increases and use this information when assessing the risks we underwrite. Our clients have also been making, and continue to make, significant changes in the reinsurance they purchase from us. Most notably, they continue to increase their retentions (the amount of risk they keep) which, while possibly reducing the overall premium we receive, also reduces our potential for loss. This will generally mean that depending on the geographical area, only multi-billion dollar events will give rise to significant claims for us.

Property catastrophe premium rates remained healthy during 2007 with our segment of the market being described as the "sweet spot", while many other lines of business saw significant rate reductions. We stated last year that discipline in the property catastrophe market needed to be maintained through 2007 and beyond. We also said that we were hopeful that premiums outside the United States would benefit from the understanding that we operate in a global market. To a large extent, both of these comments held up in 2007 and, even though our underlying premiums (premiums less reinstatement premiums) were down by over 7%, this was principally a result of the

Our success has much to do with our straightforward way of doing business. We listen. We maintain a strong balance sheet. We limit exposure. As a specialist, we know our business. And our clients know they will be paid if claims arise.


IPC
IPC



Half full or half empty? We are optimistic about the reinsurance business. The property catastrophe market, in which we presently specialize, is a healthy one and continues to evolve. Our clients have generally increased their retained risks and that has better insulated us from the frequency of loss. We see it at least half full.

increased risk retentions of our clients as mentioned above. We did, however, continue to reduce the total amount of our aggregate exposure, primarily by writing less business on a worldwide basis. The pricing of the 2008 renewals that have taken place so far confirms that discipline has generally been adhered to. While premium rates are falling, changes to reinsurance programmes, especially increased client retentions, mean that rates are generally holding firm.

Our investment strategy proved beneficial in 2007. We did not make any significant changes to that strategy during the year but instigated a third party review of our investment guidelines and asset allocation. This review generally validated our present allocations and the benefits of diversification; however, it indicated that we could incorporate further diversification within our fixed maturity investments and that an increase in the hedge fund allocation could be beneficial. The obvious "hot-topic" of 2007 on the investment front was the sub-prime and liquidity problems during the second half of the year. We were pleased to report that we had insignificant exposure to sub-prime mortgages as we did not directly invest in mortgage- or asset-backed securities. Our high quality fixed maturity portfolio also benefited from the flight to quality that began in the second half of the year. We can also learn from the issues of 2007 as they showed that investments within the same sector can perform very differently. 2007 demonstrated that while the sub-prime mortgage meltdown has tainted the whole mortgage investment business in many peoples' eyes, highly rated agency mortgage securities performed well and provided one of the few sources of liquidity in the market. An important change for us in 2007 was our early adoption of the fair value accounting option for our investment portfolio. This did not change our valuation of the investments, but the movement in the unrealized value (the difference between cost and market value) is now shown in the Income Statement rather than as a movement in Shareholders' Equity. Our overall investment return was in line with our expectations and, whereas in recent years the equity portfolio diversification was the main driver of our overall return, it was the turn of the fixed maturity portfolio to take the lead in 2007. Our investment in a fund of hedge funds continues to perform very well and has added the expected diversification and returns while improving the overall risk metrics of the investment portfolio as a whole.

The increase in losses and reduction in premiums against 2006 were mostly offset by the increase in investment income, both on a net investment income and net gains on investments basis. This provided us net income of $385 million which compares very favorably with our record net income of $395 million made in 2006. Your Board of Directors, together with management, continues to evaluate the Company's underwriting and capital management plans. The underwriting aspect involves reviewing other business lines and opportunities as well as maximizing shareholder return by assessing the capital requirements of the risks we underwrite. The Board's commitment to capital management has been shown in 2007, and into 2008, with the common share repurchases already undertaken, the recent $300 million share repurchase authorisation and the increase in the common share dividend declared in the first quarter of 2008.

Superior client service continues to be at the forefront of IPC's business doctrine. We pride ourselves on our response time for quotations, policy documentation and claims payment. Our clients rely on our transactional excellence and our attention to detail, which set us apart from our competitors. This level of service is appreciated by brokers and has enhanced the relationships we have with our clients.

Enterprise risk management is also very important for the Company, your Board of Directors, management and staff. This goes beyond the Sarbanes-Oxley regulations as it encompasses all business risks as well as financial reporting. We are strengthening our enterprise risk management focus through the proposed appointment of a risk officer and a risk committee including involvement from the Board of Directors and management, the use of third party risk specialists and further education internally.

2007 was another good year for IPC with strong net income and a demonstrated commitment to our shareholders by returning excess capital through increased dividends and share repurchases. 2008 will see us celebrating our 15th anniversary and a continuation of our shareholder focus through proactive capital management and our review of new business opportunities. Even though we pride ourselves on our focus and knowledge of the property catastrophe reinsurance market, we are constantly reviewing ways to enhance shareholder return. However, we reiterate that we will not be making change for change's sake, as we have seen the many pitfalls encountered by other companies in the industry who engaged in business that they did not fully understand. Expect IPC to be around for many more anniversaries !. We have certainly enjoyed much more than fifteen minutes of fame



You don't enter the arena with the big cats unless you understand them and have the discipline to deal with them. This is also true of the reinsurance business as without understanding and experience the results can be catastrophic. Cats can be unpredictable but at IPC we have the knowledge, experience and discipline to handle them.



Glenn Clinton,
Vice President
Underwriting



Marco Nicolini,
Vice President
Underwriting



Peter Cozens,
Senior Vice
President
Underwriting



Steve Fallon,
Senior Vice
President
Underwriting





Sean Symons,
Vice President &
Controller



John Weale,
Senior Vice
President & Chief
Financial Officer



Donna-Mae
Clarke,
Vice President
Finance



James P. Bryce
President &
Chief Executive
Officer



In an industry with much turnover, our talent and thinking have remained steady. Our CEO was our first employee 15 years ago. All of our Senior Vice Presidents have been with the company over 10 years. And we've stuck to our business plan while managing our capital and company for the long term.

THROUGH 15 YEARS OF SHIFTING MARKET CONDITIONS, IPC HAS FOLLOWED THE SAME CONSERVATIVE PLAN. WE HAVE DEMONSTRATED OUR RESILIENCE BY WITHSTANDING SEVEN OF THE EIGHT MOST COSTLY CATASTROPHES OF THE LAST THIRTY-FIVE YEARS.

Special Note Regarding Forward-Looking Information

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements other than historical information or statements of current condition, including, but not limited to, expectations regarding market cycles, market conditions, the impact of current market conditions and trends on future periods, the impact of our business strategy on our results, trends in pricing and claims and the insurance and reinsurance market response to catastrophic events. Some forward-looking statements may be identified by our use of terms such as "believes", "anticipates", "intends", "expects" or other words of similar import and relate to our plans and objectives for future operations. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion of such statements in this report should not be considered as a representation by us or any other person that our objectives or plans will be achieved. We do not intend, and are under no obligation, to update any forward-looking statement contained in this report. The largest single factors in our results have been and will continue to be the severity and/or frequency of catastrophic events, which are inherently unpredictable. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including, but not limited to, the following: (i) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (ii) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (iii) any lowering or loss of one of the financial ratings of IPC Holdings' wholly-owned subsidiary, IPCRe Limited ("IPCRe") and/or IPCRe Europe Limited ("IPCRe Europe"); (iv) a decrease in the level of demand for property catastrophe reinsurance, or increased competition owing to increased capacity of reinsurers offering property catastrophe coverage; (v) the effect of competition on market trends and pricing; (vi) loss of our non-admitted status in U.S. jurisdictions or the passage of federal or state legislation subjecting us to supervision or regulation in the United States; (vii) challenges by insurance regulators in the United States to our claim of exemption from insurance regulation under current laws; (viii) a contention by the United States Internal Revenue Service that we are engaged in the conduct of a trade or business within the United States; (ix) loss of services of any one of our executive officers; (x) changes in interest rates and/or equity values in the United States of America and elsewhere; or (xi) changes in exchange rates and greater than expected currency exposure.


IPC



Stellar recognition in our business depends on putting all the pieces together – a visionary plan, a clear focus, transparency, a strong capital position, an enviable client base, an experienced staff, and a deep knowledge of what we underwrite. It also helps to stay calm under pressure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of the results of operations and financial position of IPC Holdings, Ltd. References to the "Company" mean IPC Holdings and references to "we", "us", "our" or "IPC" mean IPC Holdings together with its wholly-owned subsidiaries, IPCRe Limited ("IPCRe") and IPCRe Underwriting Services Limited ("IPCUSL"). This discussion should be read in conjunction with our Consolidated Financial Statements and related notes for the year ended December 31, 2007.

General Overview

We commenced operations in June 1993. An overview of our principal lines of business is provided under "Item 1 Business - Overview" as set forth in our report on Form 10-K for the fiscal year ended December 31, 2007. Property catastrophe reinsurers tend to experience significant fluctuations in operating results primarily because of the unpredictable frequency of occurrence or severity of catastrophic events. Because of the volatile nature of property catastrophe reinsurance, the financial data included in this discussion are not necessarily indicative of our future financial condition or results of operations.

In our discussion below, when we refer to written premiums, we include new and renewal business, reinstatement premiums and premium adjustments on current and prior year contracts. Renewal dates for property catastrophe reinsurance policies are concentrated in the first quarter of each calendar year. About 60% of the annual premiums we write each year are for contracts that have effective dates in the first quarter, about 24% in the second quarter, and about 11% in the third quarter. Premiums are typically due in installments over the contract term, with each installment generally received within 30 days of the due date. Premiums are earned on a pro rata basis over the contract period, which is usually twelve months.

Premiums (cash) received that are surplus to our short-term funding requirements are invested in accordance with our investment guidelines. Our current investment strategy is defined primarily by the need to safeguard our capital, since we believe that the risks inherent in catastrophe reinsurance should not be augmented by a speculative investment policy. For this reason, our investment policy places a strong emphasis on the quality and liquidity of investments.

Other factors that can affect operating results are competition, changes in levels of available underwriting capacity, and general economic conditions. Underwriting results of primary property insurers and prevailing general economic conditions significantly influence demand for reinsurance. After suffering from deteriorating financial results because of increased severity or frequency of claims, some primary insurers seek to protect their balance sheets by purchasing more reinsurance. After significant catastrophic events, rating agencies may also require that insurance companies reduce the level of their exposures in relationship to the amount of their shareholders' funds. This can be achieved by writing less business, buying more reinsurance, raising more capital, or any combination thereof. The same rating agency pressures have also been applied to reinsurance companies, who have similar options. Thus the supply of reinsurance is related to prevailing prices, the levels of insured losses and the level of industry capital which, in turn, may fluctuate in response to changes in rates of returns being earned by the reinsurance industry. As a result of these factors, the property catastrophe reinsurance business is a cyclical industry characterized by both periods of intense price competition due to excessive underwriting capacity and periods when shortages of capacity permit favourable premium levels. Since underwriting capacity is a function of the amount of shareholders' equity (also known as "policyholders' surplus" in mutual companies), increases in the frequency or severity of losses suffered by insurers can significantly affect these cycles. Conversely, the absence of severe or frequent catastrophic events could result in declining premium rates in the global market. We have experienced, and expect to continue to experience, the effects of these cycles.

Events from 1996 to 2007 demonstrated the cyclicality and volatility of catastrophe reinsurance business. In 1996, 1997, 2000, 2002, 2003, 2006 and 2007, few major catastrophic events occurred. Consequently, few claims were made on IPCRe. Conversely, many catastrophic events occurred in 1998, 1999, 2001, 2004 and 2005 in many parts of the world, including numerous hurricanes, hail storms, tornadoes, cyclones and the terrorist attacks that were carried out in the United States on September 11, 2001. Following consecutive years in 2004 and 2005 of record-breaking insured property losses, 2006 and 2007 were comparatively quiet in terms of catastrophes which produced significant insured losses. The impact of the events of 2004 and 2005 on insurance and reinsurance companies' operating results and shareholders' equity caused many insurance companies to seek more reinsurance protection while reinsurance companies' ability to provide it was reduced. Pressure on the amount of reinsurance capacity available was also impacted by changes in rating agency requirements in respect of insurance/reinsurance companies' capital levels and the amount of their aggregate exposures. In response to those requirements, as well as to meet anticipated increased demand, many companies, including ourselves, raised capital, to at least replenish what had been lost as a result of the catastrophes in 2005. In addition, in an effort to reduce exposures, many insurance companies sought to buy more reinsurance, including property catastrophe reinsurance. In some cases, where traditional reinsurance capacity was not either sufficient or available to meet these new demands, some insurance companies have used alternative solutions, such as risk securitizations. Similarly, reinsurance companies also sought to reduce their exposures, partly as a result of pressure from rating agencies, often by purchase of retrocessional reinsurance.

As a result of the terrorist acts of September 11, 2001, for renewals in the period 2002 to 2007 the coverage of claims that are the result of "terrorist acts" was generally excluded from property catastrophe reinsurance contracts covering large commercial risks, but not excluded for personal lines or other coverages except where caused by nuclear, biological or chemical means. During the period 2002 to 2007, IPCRe participated in a number of underwriting pools which cover property losses arising from terrorist acts as a separate hazard.

On November 26, 2002, the Terrorism Risk Insurance Act of 2002 ("TRIA") was signed into law. It expired at the end of 2005, but was renewed in modified form for 2006 and 2007, and reauthorized for a further seven-year period from 2008 until 2014. TRIA, which does not apply to reinsurance companies such as IPCRe, established a temporary federal program which requires U.S. insurers and other insurers to offer coverage in their commercial property and casualty policies for losses resulting from terrorists' acts committed by foreign persons or interests in the United States or with respect to specified U.S. air carriers, vessels or missions abroad. The Reauthorization Act of 2007 removes the requirement that acts be committed by an individual acting on behalf of any foreign person or foreign interest to be certified as an "act of terrorism" for the purposes of the Act. The coverage offered may not differ materially from the terms, amounts and other coverage limitations applicable to other policy coverages. Generally, insurers will pay all losses resulting from a covered terrorist act to policyholders, retaining a defined "deductible" and a percentage of losses above the deductible. In its revised form, the insurers' deductible level is 20% of prior year earned premium from commercial property and casualty insurance. The federal government will reimburse insurers for 85% of losses above the deductible and, under certain circumstances, the federal government will require insurers to levy surcharges on policyholders to recoup for the federal government its reimbursements paid. The trigger for federal outlays is $100 million.

As a result of TRIA, our participation in coverage for terrorism within the United States declined from 2003 onwards. We have continued to exclude losses resulting from terrorist acts, as defined in this legislation, from U.S. property catastrophe contracts covering large commercial risks incepting January 1, 2008.

On January 22, 2007 Florida legislators passed a bill for the provision of property insurance aimed at reducing hurricane-related insurance costs for Florida homeowners and businesses. This legislation made significant changes to the Florida Hurricane Catastrophe Fund ("FHCF") and the Citizens Property Insurance Corporation ("Citizens"). The FHCF and Citizens were both formed in late 1992, following hurricane Andrew, to ensure the provision of property insurance in the state. FHCF was formed to provide reinsurance to insurers, and Citizens was created as a state-run insurer of last resort. Prior to the legislative changes passed in January 2007, FHCF provided coverage for 90% of aggregate industry losses in excess of $6 billion, up to an amount of $24 billion. As a result of the legislative changes, authorized coverage was offered for aggregate industry losses in excess of $3 billion, up to an amount of $40 billion. However, actual coverage was offered up to $28 billion. Rates charged by FHCF for such reinsurance protection are significantly lower than can be obtained in the general reinsurance market. Furthermore, insurance companies that buy reinsurance protection from the general reinsurance market are not permitted to pass on the additional cost excess of the cost of protection offered by FHCF, to their customers. There were also a number of other changes that impacted the way in which insurers are able to do business in Florida, and the prices that they charge for the coverage provided. However, while the new legislation reduced the amount of premium IPCRe received from certain clients during 2007, the impact of the legislation has been less than some commentators originally expected. Currently, Florida's legislature is in its committee meeting period and will be reviewing various insurance issues, including penalties for insurance companies for failing to comply with the 2007 Florida rate rollback provisions, reinsurance rates, reinsurance utilization and catastrophe modeling. Hearings will go on until the legislature convenes on March 4 and will remain in session until early May. Additional legislation may also be considered that would shrink the Florida Hurricane Catastrophe Fund. It is unlikely that any such decisions would occur until late April or early May.

Critical Accounting Policies

Our significant accounting policies are described in Note 2 to our Consolidated Financial Statements. The following is a summary of the accounting policies for the three main components of our balance sheet and statement of income (loss): premiums, losses (claims), including reserves and investments / investment income.

Premiums

Premiums are recorded as written at the beginning of each policy, based upon information received from ceding companies and their brokers, and are earned on a pro rata basis over the policy period. For excess of loss contracts, the amount of deposit premium is contractually documented at inception, and management uses this as its best estimate for accounting for these premiums. Premiums may be adjusted upwards or downwards as a result of changes in the cedant's actual exposure base and the original estimates thereof, although most contracts do provide for a minimum premium in the contract terms. We refer to such changes in premiums as adjustment premiums. For proportional treaties, the amount of premium is normally estimated at inception by the ceding company. We account for such premium using initial estimates, which are reviewed regularly with respect to the actual premium reported by the ceding company. At December 31, 2007 the amount of premium accrued resulting from management's estimates for proportional treaties was approximately 3.3% of total gross premiums written for the year then ended. Reinstatement premiums are recognized and accrued at the time we incur a loss and where coverage of the original contract is reinstated under pre-defined contract terms and are earned pro rata over the reinstated coverage period. Such accruals are based upon actual contractual terms applied to the amount of loss reserves expected to be paid, and the only element of management judgement involved is with respect to the amount of loss reserves as described below, and associated rates on line (i.e. price). The amount accrued at December 31, 2007 for estimated reinstatement premiums on Reported But Not Enough losses ("RBNE") and Incurred But Not Reported ("IBNR") loss reserves was $13.1 million.

Loss Reserves

Under accounting principles generally accepted in the United States of America, we are not permitted to establish loss reserves until the occurrence of an event that may give rise to a claim. As a result, only loss reserves applicable to losses incurred up to the reporting date are established, with no allowance for the provision of a contingency reserve to account for expected future losses. Claims arising from future catastrophic events can be expected to require the establishment of substantial reserves from time to time.

Estimating appropriate loss reserves for catastrophes is an inherently uncertain process. Loss reserves represent our estimates, at a given point in time, of ultimate settlement and administration costs of losses incurred (including IBNR and RBNE reserves). We regularly review and update these estimates, using the most current information available to us. Consequently, the ultimate liability for a catastrophic loss is likely to differ from the original estimate. Whenever we determine that any existing loss reserves are inadequate, we are required to increase the loss reserves with a corresponding reduction, which could be material, in our operating results in the period in which the deficiency is identified. The establishment of new reserves, or the adjustment of reserves for reported claims, could result in significant upward or downward changes to our financial condition or results of operations in any particular period.

For proportional treaties, we generally use an initial estimated loss and loss expense ratio (the ratio of losses and loss adjustment expenses incurred to premiums earned) based upon information provided by the ceding company and/or their broker and our historical experience of that treaty, if any, and the estimate is adjusted as actual experience becomes known.

When a catastrophic event occurs, we first determine which treaties may be affected using our geographic database of exposures. We then contact the respective brokers and ceding companies involved with those treaties, to determine their estimate of involvement and the extent to which the reinsurance program is affected. We may also use computer modeling to measure and estimate loss exposure under the actual event scenario, if available. For excess of loss business, which is generally over 90% of the premium we write, we are aided by the fact that each treaty has a defined limit of liability arising from one event. Once that limit has been reached, we have no further exposure to additional losses from that treaty for the same event.

We establish reserves based upon estimates of losses incurred by the ceding companies, including reserves where we believe that the ultimate loss amount is greater than that reported to us by the ceding company. These reserves, which provide for development on reported losses, are also known as RBNE reserves. We also establish reserves for losses incurred as a result of an event known but not reported to us. These IBNR reserves, together with RBNE reserves, are established for both catastrophe and other losses. To estimate the portion of losses and loss adjustment expenses relating to these claims for the year, we review our portfolio of business to determine where the potential for loss may exist. Industry loss data, as well as actual experience, knowledge of the business written by us and general market trends in the reinsurance industry, are considered. Since 1993, we have contracted AIR Worldwide Corporation for the use of their proprietary models - currently CATRADER ® - as part of our modeling approach. These computer-based loss modeling systems utilize A.M. Best's data and direct exposure information obtained from our clients. We may also use CATRADER ® to measure and estimate loss exposure under the actual event scenario, if available. The sum of the individual estimates derived from the above methodology provides us with an overall estimate of the loss reserves for IPC as a whole. Our reserving methodology uses a process that calculates a point estimate, as opposed to a methodology that develops a range of estimates.

As a broker market reinsurer, we are reliant on loss information reported to brokers by primary insurers who must estimate their own losses at the policy level. These estimates are sometimes derived from the output of computer-based modelling systems, and often based upon incomplete and changing information, especially during the period immediately following a catastrophic event. The information we receive varies by cedant and broker and may include paid losses and estimated case reserves. We may also receive an estimated provision for IBNR reserves, especially when the cedant is providing data in support of a request for collateral for reserves ceded. Information can be received on a monthly, quarterly or transactional basis. As a reinsurer, our reserve estimates may be inherently less reliable than the reserve estimates of our primary insurer cedants.

There is a time lag inherent in reporting from the original claimant to the primary insurer to the broker and then to the reinsurer. Reporting of property claims arising from catastrophes in general tends to be prompt (as compared to reporting of claims for casualty or other "long-term" lines of business). However, the timing of claims reporting can vary depending on various factors, including: the nature of the event (e.g. hurricane, earthquake, hail, man-made events such as terrorism or rioting); the geographic area involved; the quality of the cedant's claims management and reserving practices; and whether the claims arise under reinsurance contracts for primary companies, or reinsurance of other reinsurance companies (i.e. retrocession). Because the events from which claims arise are typically prominent, public occurrences, we are often able to use independent reports of such events to augment our loss reserve estimation process. Because of the degree of reliance that we place on ceding companies for claims reporting, the associated time lag, the low frequency/high severity nature of the business we underwrite and the varying reserving practices among ceding companies, our reserve estimates are highly dependent on management judgement and are therefore subject to significant variability. During the loss settlement period, additional facts regarding individual claims and trends may become known, and current laws and case laws may change.

IPC's controls in place require that claim payments and reserves must be authorized by the underwriter upon processing. Large claims must also be approved by senior management prior to a claims payment being made. While we have the right to audit client data, most of our claims result from events that are well known such as hurricanes or earthquakes; our claims processors and underwriters ask follow-up questions as necessary, in assessing the reasonableness of reported claims. Since 2007, we also undertake a verification process of the completeness of our loss reserves, including the circularization of brokers. We also cross reference and verify amounts requested as collateral by ceding companies, in comparison to amounts previously reported to us.

For certain catastrophic events there is greater uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses reported by our cedants. Complexity resulting from problems such as policy coverage issues, multiple events affecting one geographic area and the resulting impact on claims adjusting (including allocation of claims to event and the effect of demand surge on the cost of building materials and labour) by, and communications from, ceding companies, can cause greater uncertainty in the reserve estimates reported to us by our cedants, as well as delays to the timing with which we are notified of cedants' changes to their loss estimates, resulting in greater uncertainty in our reserve estimates. For example, the initial estimate for hurricane Katrina has been based on estimates by cedants of their exposure, industry insured loss estimates, output from both industry and proprietary models, a review of contracts potentially affected by the events, information received from both clients and brokers, and management judgement, which includes consideration of the physical factors noted above, in aggregate. It has been assumed that underlying policy terms and conditions are upheld during our clients' loss adjustment process. However, the unique circumstances and severity of this devastating catastrophe, including the extent of flooding and resultant initial limited access by claims adjusters, introduce additional uncertainty to the normally difficult process of estimating catastrophe losses, which is compounded by the potential for legal and regulatory issues arising regarding the scope of coverage.

To illustrate the potential variability of estimates for individual catastrophe losses, the following table outlines the percent changes from IPC's first reported estimates for certain specific catastrophes, over specified time horizons:

Cumulative percentage increase of development from initial report

	After 6 months	After 1 year	After 2 years	After 3 years	Latest / Final %	Total Development – initial report to latest $ (000)
Cyclones Lothar / Martin	61%	66%	71%	73%	69%	24,100
Cat # 48 (WTC)	6%	7%	9%	9%	4%	4,500
2004 Florida hurricanes	113%	137%	145%	144%	144%	117,750
Hurricane Katrina	1.5%	1.6%	-0.4%		-0.6%	(5,000)

Management's Discussion and Analysis of Financial Condition and Results of Operations cont.

Generally, the most significant development arises within six to nine months of an event, due to the limited amount of information usually available immediately after the event.

Cyclones Lothar and Martin struck France and other parts of Europe in the last week of 1999. As such, many parts of the affected areas were still devastated, inaccessible and without power at the time we were attempting to establish reserves for 1999 year-end reporting. In many cases, our French cedants were unable to provide us with much information regarding their potential claims, and we relied more heavily on industry loss estimates, which themselves were based on very limited information. Consequently, there was significant development of our own loss, as well as for the reported industry loss. As an example, the reported industry loss for cyclone Martin increased 150% from the original estimate.

Similarly, for the four hurricanes that struck Florida over a six-week period concluding in late September 2004, not only was the initial estimation process made difficult by the proximity to the end of the third quarter 2004 reporting period, there were the added complexities of multiple events affecting one geographic area and the resulting impact on claims adjusting (as noted above) by, and communications from, ceding companies.

Sometimes, for extreme events such as the attack on the World Trade Center and hurricane Katrina, many excess of loss contracts that are impacted by the event incur full limit losses, on which there can be no adverse development. However, because of the uncertainties associated with hurricane Katrina noted above, there can be no assurance that significant development will not occur on contracts where the limits have not been exhausted, or that losses are reported for contracts for which we have not previously established a reserve. Generally, the size of a catastrophe is not necessarily an indicator of the amount of potential development that might occur. However, for larger catastrophes, a small percentage of development can result in a larger dollar impact on a company's results of operations, than a larger percentage development on a smaller event.

As noted above, our methodology provides us with an overall estimate of loss reserves for IPC as a whole. For information on historical development of IPC's overall loss reserves, please refer to the tables provided in Item 1, Business, Reserve for Losses and Loss Adjustment Expenses, in our Report on Form 10-K for the year ended December 31, 2007.

At December 31, 2007 management's estimates for IBNR/RBNE represented approximately 44% of total loss reserves. The majority of the estimate relates to reserves for claims from the storm and subsequent flooding that affected parts of New South Wales, Australia in June 2007, the flooding that impacted parts of northern England in June 2007 and the flooding that impacted various parts of the United Kingdom in July 2007. As discussed above, our reserve estimates are not mathematically or formulaically derived from factors such as numbers of claims or demand surge impact. If our estimate of IBNR/RBNE loss reserves at December 31, 2007 was inaccurate by a factor of 10%, our results of operations would be impacted by a positive or negative movement of approximately $18 million. If our total reserve for losses at December 31, 2007 was inaccurate by a factor of 10%, our incurred losses would be impacted by approximately $40 million, which represents approximately 2% of shareholders' equity at December 31, 2007. In accordance with IPCRe's registration under the Bermuda Insurance Act 1978 and Related Regulations (the "Insurance Act"), the loss reserves are certified annually by an independent loss reserve specialist.


IPC
HOLDINGS, LTD.
IPC
HOLDINGS, LTD.
IPC
HOLDINGS, LTD.

At IPC, our management and staff are devoted to excellence. Our clients experience it. Our results show it. Our reputation underscores it. We are fortunate to have built a well-respected reinsurance company with such a promising future. The credit goes to our people.

Staff Member Listing

	Sandra Smith Claims	Andrew Travis Compliance	Janeigh Trott-Fadda Finance	Judy Gardecki AVP Claims
Ana Medeiros Underwriting	Jonathan Cassidy Information Technology	Valerie Masters Administration	Bryan Burnside Consultant	Joanna Shillington AVP Finance
Janice Burrows Finance	Waynette Smith Administration	Lori Steinhoff AVP Finance		Kathy Bromby Finance
Melanie Saunders AVP Legal	Shampagne Simmons Claims	Melinda Fischer Underwriting	Karen Smith Underwriting	Melody Grant Administration
Rob Newman Finance		Chelito DeSilva Information Technology	Kathy Powell Claims	Jerome Reid Finance

Investments

In accordance with our investment guidelines, our investments consist of high-grade marketable fixed maturity investments and certain equity investments in mutual funds. Prior to January 1, 2007, investments were considered "Available for Sale" and were carried at fair value. Following the issuance by the Financial Accounting Standards Board ("FASB") of Statement of Financial Accounting Standards No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), we elected to early adopt the fair value option for all fixed maturity and equity investments commencing January 1, 2007. This adoption requires the investments to now be reported as "Trading" under SFAS 115 and also requires the Company to adopt Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157") regarding fair value measurements. The Company elected to early adopt the fair value option to simplify the accounting, as this adoption reduces the burden of the monitoring of differences between the cost and fair value of our investments, including the assessment as to whether declines in value are temporary in nature, mitigates a potential volatility in earnings and further removes an element of management judgement.

This adoption does not amend the carrying value of our fixed maturity and equity investments as they continue to be carried at fair value. As a result of the adoption, all unrealized gains and losses in our investment portfolio were reclassified from accumulated other comprehensive income within shareholders' equity on our consolidated balance sheets to retained earnings as of January 1, 2007. This cumulative-effect adjustment reclassifying unrealized gains and losses was $128.0 million, which represented the difference between the cost or amortized cost of our investments and the fair value of those investments at December 31, 2006.

With the investments now being classified as "Trading" all subsequent changes to the fair value of our investment portfolio are recorded as net gains (losses) on investments in our consolidated statements of income (loss) whereas prior to January 1, 2007, unrealized gains and losses were included within accumulated other comprehensive income as a separate component of shareholders' equity. The change in the fair value during the year ended December 31, 2007 of $64.0 million is therefore included in net gains on investments within our consolidated statements of income. Had we been able to apply the same SFAS 159 accounting in previous years, we would have had an increase in net gains (losses) on investments of $34.9 million and $1.9 million for the years ended December 31, 2006 and 2005 respectively.

As stated above, this adoption does not amend the carrying value of our fixed maturity and equity investments as they were previously carried at fair value. In determining fair value, IPC uses various valuation approaches which are predominantly the broker-quoted market price for fixed maturity investments or the advised net asset value for our mutual funds. SFAS 157 established a hierarchy for inputs in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs are used when available. Observable inputs are inputs that market participants would use in pricing the asset based on market data obtained from sources independent of the Company. Unobservable inputs would be inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The following table shows how our investments are categorized.

Fair Value Measurement at December 31, 2007, using:

Description	Fair Value Measurements at December 31, 2007 (in thousands)	Quoted Prices in Active Markets (Level1) (in thousands)	Significant Other Observable Inputs (Level 2) (in thousands)
Fixed maturity investments	$ 1,803,275	-	$ 1,803,275
Equity investments	$ 630,483	-	$ 630,483

Fixed maturity investments are stated at fair value as determined by the broker-quoted market price of these securities and as provided either by independent pricing services or, when such prices are not available, by reference to broker or underwriter bid indications. Although we believe the majority of these securities could be classified as quoted on active markets they are not quoted on a public exchange and therefore we are classifying them as Level 2.

Equity investments in mutual funds are stated at fair value as determined by the most recently advised net asset value as advised by the fund. Three funds have daily reported net asset values – with the funds' holdings predominantly in publicly quoted securities – and one fund has a monthly reported net asset value – where the fund's holdings can be in various publicly quoted and unquoted investments with observable inputs. Due to the funds' values being net asset values, with no significant lock ups, and not publicly quoted prices, we are classifying them as Level 2.

Realized gains and losses on sales of investments continue to be determined on a first-in, first-out basis. Net investment income includes interest income on fixed maturity investments, recorded when earned, dividend income on equity investments, recorded when declared, and the amortization of premiums and discounts on investments.

At December 31, 2007 we did not hold any fixed maturity securities that are not investment grade or not rated.

Results of Operations

Years Ended December 31, 2007, 2006 and 2005

Although 2007 was not as benign as 2006, in terms of catastrophe activity resulting in insured losses, it was nevertheless quiet in comparison to the previous two years, especially 2005, where a record was set for aggregate insured losses, resulting primarily from hurricanes Katrina, Rita and Wilma. In addition to the relatively low level of losses, we benefitted from increases in pricing for catastrophe reinsurance, predominantly in the United States. These price increases, which had accelerated throughout 2006, continued in early 2007, but leveled off during the middle of 2007, and we started to see modest declines in the fourth quarter of 2007. Also, as noted above in Critical Accounting Policies, as a result of our early adoption of SFAS 159 we recorded unrealized gains from investments of $64.0 million in 2007, which almost offset the increase in incurred losses and loss adjustment expenses of $66.4 million, when compared to 2006. As a result, our net income before preferred dividends for the year ended December 31, 2007 was $385.4 million, compared to $394.6 million in 2006, and compared to a net loss before preferred dividend of $(623.4) million for the year ended December 31, 2005.

In the twelve months ended December 31, 2007, we wrote gross premiums of $404.1 million, compared to $429.9 million and $472.4 million written in the years ended December 31, 2006 and 2005, respectively. The components of these premium volumes were as follows:

$(000)	2007	2006	2005
Annual (deposit) premiums	384,970	413,632	335,856
Reinstatement premiums	12,982	6,713	129,149
Adjustment premiums	6,144	9,506	7,382
Total premiums	404,096	429,851	472,387

In 2007 annual premiums declined by $28.6 million in comparison to 2006. This was due to business that was not renewed because of unsatisfactory terms and conditions, or because the cedant did not purchase the protection, amounting to $60.4 million. Partly offsetting this was new business which totaled $29.1 million and program re-structuring (including changes to inception dates, increased client retentions and changes to layering within reinsurance programs), foreign exchange rates and rates on line i.e., price, amounting to $2.7 million. Reinstatement premiums in 2007 were up by $6.3 million compared to 2006, primarily due to increased claims activity and the accruals resulting from anticipated claims from the Australian and U.K. floods in June and July, and windstorm Kyrill. In 2006, annual premiums increased $77.8 million compared to 2005, mostly due to increases in rate on line, especially for those contracts which had been impacted by hurricane Katrina and other windstorms in 2005, foreign exchange rates and program restructuring, which totaled $77.6 million. Business which was not renewed amounted to $25.9 million, while new business totaled $26.1 million. Reinstatement premiums were significantly reduced from 2005 to 2006, because of the significant difference in incurred losses in the respective periods.

We purchase reinsurance to reduce our exposure to large non-U.S. losses. In the years ended December 31, 2007, 2006 and 2005, premiums ceded to these facilities were $16.5 million, $17.7 million, and $21.6 million, respectively, reducing net premium writings for those years to $387.6 million, $412.2 million and $450.8 million, respectively. The actual contracts ceded are at IPC's underwriters' judgement in optimizing the risk profile of the portfolio, which can cause premiums ceded to vary as a proportion of our gross writings, from year to year. The change in ceded premiums also reflects fluctuating transfers of exposure to our Property Catastrophe Aggregate Excess of Loss Reinsurance facility, as well as the changes to retrocessionaires' participation in our proportional reinsurance facility, which has varied from 83.33% in 2005 to 60.5% in 2006 to 45.0% in 2007.

We earned net premiums of $391.4 million, $397.1 million and $452.5 million in the years ended December 31, 2007, 2006 and 2005, respectively, representing a decrease of 12.2% from 2005 to 2006 and a decrease of 1.4% from 2006 to 2007. The primary reason for the decrease from 2006 to 2007 was the reduction in gross premiums written which were $25.8 million lower for the year ended December 31, 2007, compared to 2006. This reduction was partly offset by the effect of decreased premiums ceded during the past twelve months. Earned premiums decreased from 2005 to 2006 because of the decrease in written premiums, mainly because of the higher levels of reinstatement premiums recorded in 2005. Excluding adjustment and reinstatement premiums, net premiums earned increased by 20.5% from $316.0 million in 2005 to $380.9 million in 2006 and then decreased by 2.3% to $372.3 million in 2007.

We earned net investment income of $121.8 million in the year ended December 31, 2007 compared to $109.7 million in the year ended December 31, 2006, and $71.8 million earned in the year ended December 31, 2005. In the year ended December 31, 2007, we benefited from an increase in the average yield of our fixed maturity investment portfolio, primarily due to an average increase in interest rates resulting from prior-year interest rate increases. This was partly offset by a decrease in the average balance of invested assets of 2%. In the year ended December 31, 2006, we benefited from an increase in the average yield of our fixed maturity investment portfolio primarily due to an increase in interest rates. In addition, there was an increase in the average balance of invested assets of 13%, which primarily resulted from the full effect of the capital-raising which took place in November 2005. For the year ended December 31, 2007, net investment income also included dividends of $22.4 million from the equity investments, compared to $12.7 million from dividends in 2006 and $9.9 million from dividends in 2005. In the year ended December 31, 2005, the overall yield of the fixed maturity portfolio improved, due to rising interest rates. In 2005, this factor was augmented by the increase in the average balance of invested assets because of positive operating cash flow in the year and because of the proceeds of the offerings. Investment income is net of investment expenses, which were primarily investment management and custodial fees. These fees totaled $3.8 million in 2007, $3.9 million in 2006 and $3.2 million in 2005. We received refunds of management fees of $3.0 million, $2.8 million and $2.3 million, for the years ended December 31, 2007, 2006 and 2005, respectively, deducted from the net assets of a global equity fund and a north American equity fund, in which we are an investor, because we already pay management fees on the portfolio as a whole. Both funds are managed by AIG Global Investment Fund Management Limited.

At December 31, 2007 our investment portfolio consisted mostly of cash and cash equivalents, high quality fixed maturity investments, and equity investments in a north American equity fund, a global equity fund, a fund of hedge funds and a fund with attributes similar to those of the S & P 500 Index.

We recorded a net gain on investments of $67.6 million for the year ended December 31, 2007 compared to a net gain of $12.1 million on the sale of investments for the year ended December 31, 2006 and a net loss of $10.6 million on the sale of investments for the year ended December 31, 2005. Generally, net gains and losses fluctuate from period to period, depending on the securities sold. For the year ended December 31, 2007, the change in fair value included in the net gain from investments was $64.0 million. As previously discussed, effective January 1, 2007, we early-adopted SFAS 159, the Fair Value Option for Financial Assets and Financial Liabilities, with respect to our investment portfolio. As a result all unrealized gains and losses in our investment portfolio were reclassified from accumulated other comprehensive income within shareholders' equity on our consolidated balance sheets, to retained earnings as of January 1, 2007. Further, all subsequent changes to the fair value of our investment portfolio are recorded as net gains (losses) on investments in our consolidated statements of income. Our net gain on the sale of investments for the year ended December 31, 2006 was net of a write-down of $27.7 million in the cost basis of certain fixed maturity securities where management has determined there had been a decline in value which was other than temporary, caused by changes in interest rates. In June 2006, we sold our investment in an equity fund with attributes similar to those of the S & P 500 Index, realizing a $27.8 million gain. The proceeds were used to invest in an Ireland-based Undertaking for Collective Investment in Transferable securities ("UCIT") fund with similar attributes. In addition, we sold a portion from our investment in a global equity fund, also realizing a gain.

We incurred net losses and loss adjustment expenses of $124.9 million, $58.5 million and $1,072.7 million in the years ended December 31, 2007, 2006 and 2005, respectively. The level of insured losses from catastrophic events around the world was significantly lower in 2006 and 2007 compared to the relatively high frequency and severity of events during 2005, which had set a record in terms of annual aggregate insured losses from catastrophic events.

In 2007, we incurred losses from windstorm Kyrill that swept across northern Europe in late January 2007 ($28.6 million), the storm and subsequent flooding that affected parts of New South Wales, Australia in early June 2007 ($29.1 million), the flooding that impacted parts of northern England in June 2007 ($38.9 million) and the flooding that impacted various parts of the United Kingdom in July 2007 ($41.6 million). Net losses incurred in the year ended December 31, 2007 in respect of prior years of $29.7 million are reductions in ultimate estimated losses, in particular the major windstorms of 2005. The reductions to our estimates of ultimate net losses for each of these events followed a continuing flow of information from our clients and brokers in the affected areas, together with our own internal review and analysis.

In 2006, we incurred losses from cyclone Larry, which struck Queensland, Australia on March 20, 2006 ($7.5 million), super-typhoon Shanshan, which struck Japan in September 2006 ($5.6 million), European snow losses ($2.1 million), Cat.# 67, a tornado system which hit the mid-west United States ($2.7 million), and a reserve established for the storms which struck the north-west U.S. ($1.6 million). Incurred losses in 2006 relating to prior years totaled approximately $33.8 million. This includes claims from two accidents which occurred in 2005: an explosion which occurred in the U.K. in December 2005, and a train wreck and associated chemical spill which took place in South Carolina in January 2005, reserves established for pro rata treaty business and some increases for prior year events, especially hurricane Wilma. A major component of the increase for hurricane Wilma resulted from Industry Loss Warranty contracts being triggered by both the announcement from PCS in May 2006 that the industry loss for the event exceeded $10 billion and the level of the cedants' own losses.

In 2005, we incurred losses from cyclone Erwin ($20.6 million) which affected parts of northern Europe in January 2005, hurricane Katrina and subsequent flooding which affected many parts of Louisiana, Alabama and Mississippi in August 2005 ($810.0 million), hurricane Rita, which made landfall in Texas in September 2005 ($53.8 million), and hurricane Wilma which affected parts of Mexico and crossed Florida in October 2005 ($112.8 million). In the first half of 2005, we also recorded adverse development of claims arising from various windstorms that occurred in the third quarter of 2004, totaling approximately $40 million, primarily as a result of a number of cedants significantly revising their loss estimates. The estimate for hurricane Katrina has been based on industry insured loss estimates, output from both industry and proprietary models, a review of contracts potentially affected by the events, information received from both clients and brokers and management judgement. It has also been assumed that underlying policy terms and conditions are upheld during the loss adjustment process. The unique circumstances and severity of this devastating catastrophe, including the extent of flooding and limited access by claims adjusters, introduce additional uncertainty to the normally difficult process of estimating catastrophe losses. This is compounded by the potential for legal and regulatory issues arising regarding the scope of coverage. Consequently, the ultimate net impact of losses from this event on our net income might differ substantially from the foregoing estimate. The estimates for hurricanes Rita and Wilma were prepared following the same process.

Acquisition costs, which are typically a percentage of premiums written, consist primarily of commissions and brokerage fees paid to intermediaries for the production of premiums written, and excise taxes. Brokerage commissions on property catastrophe excess of loss contracts typically range from 5% to 10% of written premiums. We incurred acquisition costs of $39.9 million, $37.5 million and $39.2 million for the years ended December 31, 2007, 2006 and 2005, respectively, after deferring those costs related to the unearned portion of premiums written. The increase from 2006 to 2007 in relation to earned premiums in 2007 is partly as a result of a larger proportion of earned premium being generated from the United States, on which federal excise tax ("FET") is applicable and also as a result of an increase to our accrual for profit commissions payable to cedants for prior year business, in particular relating to several pro rata treaties where estimated losses have been reduced. The decrease from 2005 to 2006 is the result of the reduction in earned premiums for the period, primarily caused by the reduced level of reinstatement premiums during 2006.

General and administrative expenses were $30.5 million, $34.4 million and $27.5 million for the years ended December 31, 2007, 2006 and 2005, respectively. These figures include administrative services fees of $3.0 million, $11.5 million and $11.9 million for the years ended December 31, 2007, 2006 and 2005, respectively. These services included the provision of certain office space, furnishings, computer systems, accounting, legal, payroll, information technology and human resource personnel, and other ancillary services. This reduction was the result of a renegotiated administrative services contract incepting in July 2006. This reduction was partly offset by the increase in salaries and compensation, the costs of office refurbishment, audit fees, directors' fees and other professional or consulting fees, but complemented by reductions in bank charges, letter of credit and credit facility fees, and legal fees. The increase in 2006 compared to 2005 is the result of increases in the amounts of salaries and other compensation, fees for letters of credit provided to cedants as collateral for loss reserves, legal fees in connection with our shelf registration statement filed in April 2006, the set-up costs of our new syndicated revolving credit/letter of credit facility, and professional fees connected with various activities.

Liquidity and Capital Resources

IPC Holdings is a holding company that conducts no reinsurance operations of its own, and its cash flows are limited to distributions from IPCRe and IPCUSL by way of loans or dividends. The dividends that IPCRe may pay are limited by the Insurance Act. During 1998, IPCRe incorporated a subsidiary in Ireland called IPCRe Europe Limited, which underwrites selected reinsurance business primarily in Europe. In November 2001, IPC Holdings incorporated a subsidiary in Bermuda called IPCUSL.

Under the Insurance Act, IPCRe is required to maintain a solvency margin and a minimum liquidity ratio, and is prohibited from declaring or paying dividends if to do so would cause IPCRe to fail to meet its solvency margin and its minimum liquidity ratio. Under the Insurance Act, IPCRe is prohibited from paying dividends of more than 25% of its total statutory capital and surplus at the end of the previous fiscal year unless it files an affidavit stating that the declaration of such dividends has not caused IPCRe to fail to meet its solvency margin and minimum liquidity ratio. The Insurance Act also prohibits IPCRe from declaring or paying any dividend without the approval of the Supervisor of Insurance of Bermuda if IPCRe failed to meet its solvency margin and minimum liquidity ratio on the last day of the previous fiscal year. In addition, IPCRe is prohibited under the Insurance Act from reducing its opening total statutory capital by more than 15% without the approval of the Authority. The maximum dividend payable by IPCRe in accordance with the foregoing restrictions as of January 1, 2008 was approximately $529.7 million.

Sources of Funds

Our sources of funds consist of premiums written, losses recovered from retrocessionaires, underwriting agency commissions, investment income and proceeds from sales and redemptions of investments.

Effective April 13, 2006 the Company and IPCRe entered into a five-year, $500 million credit agreement with a syndicate of lenders. The credit agreement consists of a $250 million senior unsecured credit facility available for revolving borrowings and letters of credit, and a $250 million senior secured credit facility available for letters of credit. The revolving line of credit will be available for the working capital, liquidity and general corporate requirements of the Company and its subsidiaries. Under the terms of the new $500 million credit agreement, the Company is permitted to declare and pay dividends provided there are no defaults of covenants or unmatured defaults pending. One of the significant covenants of the facility requires the Company to maintain a minimum net worth, of $1 billion, plus 25% of any positive net income for each fiscal year, beginning with the fiscal year ended December 31, 2006, plus 25% of the net proceeds of any equity issuance or other capital contributions.

On February 21, 2006 our shareholders approved an increase in the number of the Company's authorized common shares from 75,000,000 to 150,000,000, and an increase in the number of the Company's authorized preferred shares from 25,000,000 to 35,000,000. On April 27, 2006, IPC filed an omnibus registration statement with the SEC for the sale of securities including debt securities, common and preferred shares and other securities that IPC may wish to offer from time to time.

Uses of Funds

Cash is used primarily for investing activities and to pay losses and loss adjustment expenses, brokerage commissions, excise taxes, premiums retroceded, general and administrative expenses, repurchase of shares and dividends. In the year ended December 31, 2007 we generated cash flows from operations of $171.5 million, whereas we used cash flows in operations amounting to $72.5 million in the year ended December 31, 2006, primarily for the increased loss payments made as shown below, and we generated cash flows from operations of $105.7 million in the year ended December 31, 2005. These amounts represent the difference between premiums collected and investment earnings realized, losses and loss adjustment expenses paid, and underwriting and other expenses paid. Cash flows used in or from operations differ, and may continue to differ, substantially from net income. To date, we have invested all cash flows not required for operating purposes or returned amounts to shareholders via the repurchase of shares and the payment of dividends. The potential for large catastrophes means that unpredictable and substantial payments may need to be made within relatively short periods of time. Hence, future cash flows cannot be predicted with any certainty and may vary significantly between periods. Gross loss payments during the years ended December 31, 2007, 2006 and 2005 were $298.9 million, $586.2 million and $274.7 million, respectively. During 2008, we expect to pay a significant proportion of the $395.2 million of loss reserves we have accrued at December 31, 2007 (see "Aggregate Contractual Obligations" below), as well as claims from other events that may occur during the year.

With the exception of cash holdings, our funds are primarily invested in fixed maturity securities, the fair value of which is subject to fluctuation depending on changes in prevailing interest rates and individual issuer credit ratings, and investments in mutual funds, being three equity-type funds and a fund of hedge funds. We do not hedge our investment portfolio against interest rate risk. Accordingly, changes in interest rates and equity prices may result in losses, both realized and unrealized, on our investments (see "Quantitative and Qualitative Disclosure about Market Risk" below for further explanation).

At December 31, 2007, 83.4% of our fixed maturity investment portfolio consisted of cash, U.S. Treasuries or other government agency issues, and investments with a AAA or AA rating, compared to 77.7% of the portfolio at December 31, 2006. The primary rating source is Moody's Investors Service, Inc. At December 31, 2007 the portfolio had an average maturity of 4.0 years and an average modified duration of 3.5 years (compared to 3.9 years and 3.2 years, respectively, at December 31, 2006).

For the year ended December 31, 2007, cash provided by investing activities amounted to $34.6 million. This compares to net cash provided by investing activities of $188.1 million for the year ended December 31, 2006 and net cash used for investing activities of $672.3 million in the year ended December 31, 2005. At December

31, 2007 our cash and cash equivalents were $39.5 million, compared to $88.4 million at December 31, 2006. The significant decrease from 2006 is due to the slowing down of claims payments and the decrease in loss reserves. We continue to keep a proportion of our fixed maturity investment portfolio invested in relatively short-dated fixed maturity instruments, to provide additional liquidity to meet anticipated claims payments.

Our functional currency is the U.S. dollar. However, premiums receivable and losses payable in respect of a significant portion of our business are denominated in currencies of other countries, principally developed countries. Consequently, we may, from time to time, experience currency exchange gains and losses that could affect our financial position and results of operations. In the year ended December 31, 2007, we experienced a net foreign exchange loss of $1.2 million compared to a foreign exchange gain of $2.6 million in the year ended December 31, 2006 and an exchange loss of $3.0 million in the year ended December 31, 2005. The losses in 2007 and 2005 were partly due to the impact of changing exchange rates on non-U.S. dollar loss reserves whereas the gains in 2006 were primarily the result of the strengthening of the Euro and British pound. We currently do not - and as a practical matter cannot - hedge our U.S. dollar currency exposure with respect to potential claims until a loss payable in a non-U.S. dollar currency occurs, after which we may match such liability with assets denominated in the same currency, as we have done on three occasions, or enter forward purchase contracts for specific currencies, which we did during 2000. This type of exposure could be substantial. We also have not hedged our non-U.S. dollar currency exposure with respect to premiums receivable, which generally are collected over the relevant contract term. (See "Quantitative and Qualitative Disclosure about Market Risk" below.) Our practice is to exchange non-U.S. dollar denominated premiums upon receipt. Foreign currency investments have been infrequently made, generally for the purpose of improving overall portfolio yield. At December 31, 2007, we had no forward foreign currency contracts outstanding.

Our investment portfolio does not directly include options, warrants, swaps, collars or similar derivative instruments. Our investment policy guidelines provide that financial futures and options and foreign exchange contracts may not be used in a speculative manner, but may be used, subject to certain numerical limits, only as part of a defensive strategy to protect the fair value of the portfolio. Also, our portfolio does not directly contain any investments in real estate or mortgage loans. As the Company does not directly invest in asset-backed or mortgage-backed securities, we believe that there is insignificant exposure to subprime mortgages.

Ratings are an important factor in establishing the competitive position of reinsurance companies. IPCRe and IPCRe Europe have an insurer financial strength rating of "A (Excellent; 3rd of 15 categories)" from A.M. Best and are rated "A- (Strong; 7th of 18 categories)" for financial strength and counter-party credit by S & P. A.M. Best and S & P ratings reflect their opinions of a reinsurance company's financial strength, operating performance, strategic position and ability to meet its obligations to policyholders, but are not evaluations directed to investors in our securities and are not recommendations to buy, sell or hold our securities. Our ratings are subject to periodic review by A.M. Best and S & P, and we cannot assure you that we will be able to retain those ratings. Prior to October 2005, both A.M. Best and S & P had given IPCRe and IPCRe Europe insurer financial strength ratings of A+. In November 2005, both rating agencies lowered the ratings to their current levels as a result of the impact on our net income and shareholders' equity resulting from the devastation brought by hurricanes Katrina and Rita, and S & P ascribed a "Negative" outlook. In April 2007, S & P further lowered our rating predominantly as a result of a reassessment of our mono-line business model even though that model has remained relatively unchanged since our inception. S&P then improved the outlook to "Stable", while A.M. Best affirmed our A rating, but lowered the outlook to "Negative". If these ratings are reduced further by A.M. Best and/or S & P, our competitive position in the reinsurance industry could suffer and it may be more difficult for us to market our products. A significant downgrade to a rating below A- by A.M. Best or S & P could trigger provisions allowing some cedants to opt to cancel their reinsurance contracts with us and could result in a significant loss of business as ceding companies move to reinsurers with higher ratings.

IPCRe is not a licensed insurer in the United States of America and therefore, under the terms of most of its contracts with U.S.-based companies, must provide security to reinsureds to cover loss reserves in a form acceptable to state insurance commissioners. Typically, this type of security takes the form of a letter of credit issued by an acceptable bank, the establishment of a trust, or a cash advance. Currently IPCRe obtains letters of credit through a commercial bank pursuant to a bilateral facility in the amount of $350 million as well as through the $250 million senior secured syndicated facility discussed above. In turn, IPCRe provides the banks security by giving them liens over certain of IPCRe's investments in an amount not to exceed 118% of the aggregate letters of credit outstanding. Effective December 31, 2007 and 2006, there were outstanding letters of credit of $183.3 million and $375.9 million, respectively. The reduction in these amounts is due to the significant claims payments made during 2007, and therefore reduction in loss reserves, particularly on claims arising from hurricanes Katrina, Rita and Wilma. If we were unable to obtain the necessary credit, IPCRe could be limited in its ability to write business for our clients in the United States.

We believe that our operating cash flow and the high quality of our investment portfolio, provides sufficient liquidity to meet our cash demands.

Neither IPC Holdings nor IPCRe or their subsidiaries have any material commitments for capital expenditures.

Aggregate Contractual Obligations

The following table summarizes our contractual obligations:

Contractual Obligations

Payments due by period (expressed in millions of U.S. dollars)

	Total	Less than 1 year	1 - 3 Years	3 -5 years	More than 5 years
Purchase Obligations	$ 4.5	$ 2.5	$ 1.9	$ 0.1	$ –
Losses and Loss Adjustment Expenses	395.2	174.5	116.1	36.1	68.5

Purchase Obligations are made up of the following contractual obligations:

1. Administrative Services Agreement: Effective July 1, 2006, the Company and IPCRe are parties to an agreement with American International Company, Limited ("AICL"), under which AICL provides administrative services – as described above - for a fee of $2 million for the first $200 million annual gross written premiums and 0.5% for annual gross written premiums in excess of $200 million. This administrative services agreement terminates on June 30, 2009 and is automatically renewed thereafter for successive three-year terms unless prior written notice to terminate is delivered by or to AICL at least 180 days prior to the end of such three-year term. As the fee payable (in excess of $2 million) is based on annual gross written premiums the actual annual amount is unknown until the end of the year and therefore the minimum payment of $2 million per annum until June 30, 2009 is included in the table above. The amount incurred for 2007 was $3 million.

2. Credit Facility: As described above, effective April 13, 2006, we entered a new syndicated credit facility in the amount of $500 million for a period of five years, ending on April 13, 2011. The credit agreement consists of a $250 million senior unsecured credit facility available for revolving borrowings and letters of credit, and a $250 million senior secured credit facility available for letters of credit. The revolving line of credit will be available for the working capital, liquidity and general corporate requirements of the Company and its subsidiaries. The level of the facility fee payable is dependent upon the S & P debt rating of the Company and therefore a change in this rating affects the amount paid. The applicable fee rate based upon the Company's present debt rating is 0.10% of the amount of the unsecured facility and is included in the table above. A margin fee would be payable on amounts drawn under this agreement with the fee payable also dependent upon the S & P debt rating of the Company at that time. At December 31, 2007, the outstanding letters of credit issued under the secured facility were $50 million and no amounts have been drawn under the unsecured facility.

3. Letters of credit: As noted above, we currently obtain letters of credit through two facilities in amounts of $350 million and $250 million. We pay fees to the banks based on the amounts

of letters of credit they issue on our behalf and also a facility fee for the unused portion of the syndicated secured facility. Because these amounts change during the course of the year, the total amount we will pay in aggregate is not known until the end of the year, and therefore not included in the table above. Effective December 31, 2007 the aggregate amount of letters of credit issued were $183.3 million, and if this amount remained unchanged throughout 2008, we would pay fees totaling $0.5 million. If we were to utilize the full limits of the two facilities, we would pay $1.5 million in 2008. With respect to the syndicated secured facility, we pay a commitment fee to the extent it is unused. Effective December 31, 2007, the amount of the facility unused was $200.0 million. The amount of the commitment fee on that unused amount is included in the table above.

Losses and Loss adjustment expenses

The reserve for losses and loss adjustment expenses represent management's estimate of the ultimate cost of settling reinsurance claims. As more fully discussed in our "Critical Accounting Policies - Loss Reserves" above, the estimation of losses and loss adjustment expense reserves is based on various complex and subjective judgements. Actual losses and loss adjustment expenses paid may differ, perhaps substantially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. Complexity resulting from problems such as multiple events affecting one geographic area and the resulting impact on claims adjusting (including allocation of claims to event and the effect of demand surge on the cost of building materials and labour) by, and communications from, ceding companies, can cause delays to the timing with which we are notified of changes to loss estimates, or are asked to make payments. The assumptions used in estimating the likely payments due by periods are based on the Company's historical claims payment experience, but due to the inherent uncertainty in the process of estimating the timing of such payments, there is a risk that the amounts paid in any such period can be significantly different than the amounts disclosed above. Part of the uncertainty stems from the variability of payment pattern by type of catastrophic event that caused the losses. For example, earthquake and hailstorm losses typically take longer to be reported and paid compared to losses from windstorms. In addition, there is no prior history of payment patterns for events such as the attack on the World Trade Center or for the flooding which followed hurricane Katrina.

Furthermore, the amounts in this table represent our gross estimated known liabilities as of December 31, 2007 and do not include any allowance for claims from future events within the time periods specified. As such, it is highly likely that the total amounts paid out in the time periods shown will be greater than that indicated in the table.

Off-Balance Sheet Arrangements

Neither the Company nor any of its subsidiaries have any forms of off-balance sheet arrangements, or cash obligations and commitments, as defined by Item 303(a)(4) of Regulation S-K.

Quantitative and Qualitative Disclosure about Market Risk

The investment portfolio of IPCRe is exposed to market risk. Market risk is the risk of loss of fair value resulting from adverse fluctuations in interest rates, foreign currency exchange rates and equity prices.

Measuring potential losses in fair values has become the focus of risk management efforts by many companies. Such measurements are performed through the application of various statistical techniques. One such technique is Value at Risk ("VaR"). VaR is a summary statistical measure that uses historical interest and foreign currency exchange rates and equity prices and estimates of the volatility and correlation of each of these rates and prices to calculate the maximum loss that could occur within a given statistical confidence level and time horizon.

We believe that statistical models alone do not provide a reliable method of monitoring and controlling market risk. While VaR models are relatively sophisticated, the quantitative market risk information is limited by the assumptions and parameters established in creating the related models, which rely principally on historic data. Because of this, such models may not accurately predict future market behaviour. Therefore, such models are tools and do not substitute for the experience or judgement of senior management.

Our investment managers performed a VaR analysis, to estimate the maximum potential loss of fair value for each segment of market risk, as of December 31, 2007 and 2006 and for the intervening quarterly points. The analysis calculated the VaR with respect to the net fair value of our invested assets (cash and cash equivalents, equity and high-grade fixed maturity securities) as of December 31, 2007 and 2006 using historical simulation methodology. At December 31, 2007 the VaR of IPCRe's investment portfolio was approximately $24.9 million, which represents a 95th percentile value change over a one-month time horizon. This result was obtained through historical simulation using approximately 750 days (3 years) of historical interest rate and equity market data.

The following table presents the VaR of each component of market risk of IPCRe's invested assets at December 31, 2007 and 2006, respectively, the quarterly points during 2007 and the average for the year ended December 31, 2007, calculated using the VaR at the beginning, ending and quarterly points (expressed in thousands of U.S. dollars):

on assets (receivables and cash/investments) denominated in the same currency, or vice versa. As of December 31, 2007 an estimated $29 million (December 31, 2006 - $25 million) of reinsurance premiums receivable, and an estimated $142 million (December 31, 2006 - $46 million) of loss reserves, were denominated in non-U.S. currencies. The currencies to which IPC has the most net exposure are UK sterling, Australian dollar and the Euro. If the U.S. dollar weakened 10% against each of these three currencies, our net adverse exchange exposure would be approximately $6 million, $3 million and $2 million respectively.

Transactions with Non-Independent Parties

To our knowledge, neither the Company nor any of its subsidiaries have entered into any significant transactions with non-independent parties.

Market Risk

	At December 31, 2007	At September 30, 2007	At June 30, 2007	At March 31, 2007	At December 31, 2006	Average for year ended Dec. 31, 2007
Currency	$ 2,324	$ 2,508	$ 2,669	$ 2,703	$ 2,628	$ 2,566
Interest Rate	19,956	22,889	25,917	25,444	27,270	24,295
Equity (Incl. hedge fund)	24,782	21,509	20,023	18,814	18,963	20,818
Sum of Risk	47,062	46,906	48,609	46,961	48,861	47,679
Diversification Benefit	(22,119)	(18,913)	(19,330)	(17,254)	(15,885)	(18,700)
Total Net Risk	$ 24,943	$ 27,993	$ 29,279	$ 29,707	$ 32,976	$ 28,979

During 2007, VaR declined steadily as a result of several factors: interest rate net VaR declined primarily due to a reduction in both the level and volatility of interest rates in the United States; partly offsetting this was the overall increase in equity VaR, due to the increase in the volatility of global equity markets, but particularly in the United States; currency (exchange rate) VaR decreased due to a decrease in the market value of foreign currency denominated positions; and we also benefitted from better diversification effects between Interest Rate and Equity VaR.

IPCRe's premiums receivable and liabilities for losses from reinsurance contracts it has written, are also exposed to the risk of changes in value resulting from fluctuations in foreign currency exchange rates. To an extent, the impact on loss reserves of a movement in an exchange rate, will be partly offset by the impact

Effects of Inflation

IPCRe estimates the effect of inflation on its business and reflects these estimates in the pricing of its reinsurance contracts. Because of the relatively short claims settlement cycle associated with its reinsurance portfolio, IPCRe generally does not take into account the effects of inflation when estimating reserves. The actual effects of inflation on the results of IPCRe cannot be accurately known until claims are ultimately settled. Levels of inflation also affect investment returns.

Management's Assessment of the Effectiveness of Internal Controls Over Financial Reporting

Evaluation of Disclosure Controls and Procedures - We have established disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the officers who certify the Company's financial reports and to other members of senior management and the Board of Directors.

Based on their evaluation as of December 31, 2007, the principal executive officer and principal financial officer of the Company have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are effective.

Management's Report on Internal Control Over Financial Reporting - Our management is responsible for establishing and maintaining internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007, based on the framework in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on an evaluation under the framework in "Internal Control - Integrated Framework" issued by COSO, the Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective, as of December 31, 2007. The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by KPMG, an independent registered public accounting firm, as stated in their unqualified report included herein.

Our internal control testing is undertaken throughout the year in order to assist in management's review of the quarterly financial statements and predominantly as support for management's year-end evaluation. During the third-quarter review of controls we found some exceptions in the effectiveness of controls relating to the recording of outstanding loss reserves. During the fourth quarter, we enhanced certain of our internal controls around recording of outstanding loss reserves and believe that the issue has been remediated.

Except for the preceding item, no change in our internal control over financial reporting (as defined in Rule 13a-15(f) or Rule 15d-15(f) under the Securities Exchange Act of 1934) occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

(As filed on February 22, 2008 with our Annual Report on Form 10-K)

To the Board of Directors and Shareholders of IPC Holdings, Ltd.

We have audited IPC Holdings, Ltd.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). IPC Holdings, Ltd.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, IPC Holdings, Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of IPC Holdings, Ltd. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income (loss), comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 22, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG
Chartered Accountants
Hamilton, Bermuda
February 22, 2008

Independent Registered Public Accountant's Report

To the Board of Directors and Shareholders of IPC Holdings, Ltd.

We have audited the accompanying consolidated balance sheets of IPC Holdings, Ltd. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income (loss), comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IPC Holdings, Ltd. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), IPC Holdings, Ltd.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG

KPMG
Chartered Accountants
Hamilton, Bermuda
February 22, 2008

IPC Holdings, Ltd. and Subsidiaries
Consolidated Financial Statements 2007



Consolidated Balance Sheets

December 31, 2007 and 2006
(Expressed in thousands of United States Dollars, except for per share amounts)

	2007	2006
Assets		
Fixed maturity investments, at fair value		
(amortized cost 2007: $1,756,532; 2006: $1,808,917)	$ 1,803,275	$ 1,819,561
Equity investments, at fair value		
(cost 2007: $485,205; 2006: $460,197)	630,483	577,549
Cash and cash equivalents	39,486	88,415
Reinsurance premiums receivable	91,393	113,811
Deferred premiums ceded	2,578	2,823
Loss and loss adjustment expenses recoverable	17,497	1,989
Accrued investment income	30,369	28,469
Deferred acquisition costs	8,893	9,551
Prepaid expenses and other assets	3,717	3,261
Total assets	$ 2,627,691	$ 2,645,429
Liabilities		
Reserve for losses and loss adjustment expenses	$ 395,245	$ 548,627
Unearned premiums	75,980	80,043
Reinsurance premiums payable	4,677	4,680
Deferred fees and commissions	476	1,150
Accounts payable and accrued liabilities	25,568	19,974
Total liabilities	501,946	654,47
Shareholders' equity		
Common shares - 2007: 57,626,395 shares outstanding, par value $0.01;		
2006: 63,706,567 shares outstanding, par value $0.01	576	637
Preferred shares – Series A Mandatory Convertible preferred shares		
2007: 9,000,000 shares outstanding, par value $0.01;		
2006: 9,000,000 shares outstanding, par value $0.01	90	90
Additional paid-in capital	1,334,271	1,474,092
Retained earnings	791,689	388,826
Accumulated other comprehensive (loss) income	(881)	127,310
Total shareholders' equity	2,125,745	1,990,955
Total liabilities and shareholders' equity	$ 2,627,691	$ 2,645,429

See accompanying notes to consolidated financial statements

Consolidated Statements of Income (Loss)

For each of the years in the three-year period ended December 31, 2007
(Expressed in thousands of U.S. dollars, except for per share amounts)

	2007	2006	2005
Revenue			
Gross premiums written	$ 404,096	$ 429,851	$ 472,387
Change in unearned premiums	4,063	(13,732)	2,154
Premiums earned	408,159	416,119	474,541
Reinsurance premiums ceded	16,529	17,690	21,581
Change in deferred premiums ceded	245	1,297	438
Premiums ceded	16,774	18,987	22,019
Net premiums earned	391,385	397,132	452,522
Net investment income	121,842	109,659	71,757
Net gains (losses) on investments	67,555	12,085	(10,556)
Other income	1,086	3,557	5,234
Total income	581,868	522,433	518,957
Expenses			
Net losses and loss adjustment expenses	124,923	58,505	1,072,662
Net acquisition costs	39,856	37,542	39,249
General and administrative expenses	30,510	34,436	27,466
Net foreign exchange loss (gain)	1,167	(2,635)	2,979
Total expenses	196,456	127,848	1,142,356
Net income (loss)	385,412	394,585	(623,399)
Dividend on preferred shares	17,128	17,176	2,664
Net income (loss) available to common shareholders	$ 368,284	$ 377,409	$ (626,063)
Basic net income (loss) per common share	$ 5.97	$ 5.93	$ (12.30)
Diluted net income (loss) per common share	$ 5.53	$ 5.54	$ (12.30)
Weighted average number of common shares – basic	61,705,821	63,636,935	50,901,382
Weighted average number of common shares – diluted	69,728,229	71,212,287	50,901,382

See accompanying notes to consolidated financial statements

Consolidated Statements of Comprehensive Income (Loss)

For each of the years in the three-year period ended December 31, 2007
(Expressed in thousands of U.S. dollars)

	2007	2006	2005
Net income (loss)	$ 385,412	$ 394,585	$ (623,399)
Other comprehensive (loss) income			
Additional accumulated benefit pension obligation	(195)	(380)	(306)
Net holding gains (losses) on investments during year	–	46,993	(8,618)
Reclassification adjustment for (gains) losses included in net income (loss)	–	(12,085)	10,556
	(195)	34,528	1,632
Comprehensive income (loss)	$ 385,217	$ 429,113	$ (621,767)

See accompanying notes to consolidated financial statements

Consolidated Statements of Shareholders' Equity

For each of the years in the three-year period ended December 31, 2007
(Expressed in thousands of U.S. dollars, except for per share amounts)

	2007	2006	2005
Common shares par value $0.01			
Balance, beginning of year	$ 637	$ 637	$ 484
Common shares repurchased	(62)	-	-
Additional shares issued	1	-	153
Balance, end of year	$ 576	$ 637	$ 637
Preferred shares par value $0.01			
Balance, beginning of year	$ 90	$ 90	$ -
Additional shares issued	-	-	90
Balance, end of year	$ 90	$ 90	$ 90
Additional paid-in capital			
Balance, beginning of year	$ 1,474,092	$ 1,470,765	$ 851,898
Additional paid-in capital on shares issued	-	59	617,561
Reduction in paid-in capital on share repurchase	(144,513)	-	(1,334)
Stock options and grants	5,489	2,217	2,233
Net change in deferred compensation	(797)	1,051	407
Balance, end of year	$ 1,334,271	$ 1,474,092	$ 1,470,765
Retained earnings			
Balance, beginning of year	$ 388,826	$ 52,126	$ 724,907
Cumulative-effect adjustment of adopting SFAS 159	127,996	-	-
Net income (loss)	385,412	394,585	(623,399)
Reduction on common share repurchase	(44,154)	-	(1,738)
Dividends paid and accrued	(66,391)	(57,885)	(47,644)
Balance, end of year	$ 791,689	$ 388,826	$ 52,126
Accumulated other comprehensive income			
Balance, beginning of year	$ 127,310	$ 92,782	$ 91,150
Cumulative-effect adjustment of adopting SFAS 159	(127,996)	-	-
Other comprehensive (loss) income	(195)	34,528	1,632
Balance, end of year	$ (881)	$ 127,310	$ 92,782
Total shareholders' equity	$ 2,125,745	$ 1,990,955	$ 1,616,400

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

For each of the years in the three-year period ended December 31, 2007
(Expressed in thousands of U.S. dollars)

	2007	2006	2005
Cash flows from operating activities			
Net income (loss)	$ 385,412	$ 394,585	$ (623,399)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:			
Amortization of fixed maturity (discounts) premiums, net	(3,733)	(9,512)	8,128
Net (gains) losses on investments	(67,555)	(12,085)	10,556
Stock compensation	4,664	3,296	2,640
Changes in:			
Reinsurance premiums receivable	22,418	66,987	(95,712)
Deferred premiums ceded	245	1,297	438
Loss and loss adjustment expenses recoverable	(15,508)	(935)	3,952
Accrued investment income	(1,900)	(8,584)	810
Deferred acquisition costs	658	(1,708)	581
Prepaid expenses and other assets	(456)	1,474	(1,308)
Reserve for losses and loss adjustment expenses	(153,382)	(523,429)	797,593
Unearned premiums	(4,063)	13,732	(2,154)
Reinsurance premiums payable	(3)	(311)	1,604
Deferred fees and commissions	(674)	(213)	(112)
Accounts payable and accrued liabilities	5,399	2,909	2,129
Cash provided by (used in) operating activities	171,522	(72,497)	105,746
Cash flows from investing activities			
Purchases of fixed maturity investments	(1,048,754)	(1,767,146)	(2,410,649)
Proceeds from sales of fixed maturity investments	990,876	1,413,748	1,726,564
Proceeds from maturities of fixed maturity investments	117,525	535,450	91,740
Purchases of equity investments	(25,009)	(128,607)	(96,938)
Proceeds from sales of equity investments	–	134,683	17,000
Cash provided by (used in) investing activities	34,638	188,128	(672,283)
Cash flows from financing activities			
Repurchases of common shares	(188,699)	–	–
Proceeds from share issuance	–	31	614,732
Cash dividends paid to shareholders	(66,390)	(58,360)	(44,980)
Cash (used in) provided by financing activities	(255,089)	(58,329)	569,752
Net (decrease) increase in cash and cash equivalents	(48,929)	57,302	3,215
Cash and cash equivalents, beginning of year	88,415	31,113	27,898
Cash and cash equivalents, end of year	$ 39,486	$ 88,415	$ 31,113

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

1. General

IPC Holdings, Ltd. (the "Company") was incorporated in Bermuda on May 20, 1993 through the sponsorship of American International Group, Inc. ("AIG"). AIG purchased 24.4% of the initial share capital of the Company and an option to obtain up to an additional 10% of the share capital. In December 2001, the Company completed a follow-on public offering and AIG exercised its option. Concurrent with that offering, the Company also sold shares in a private placement to AIG which retained its approximate holding at 24.3%. In November 2005, (Note 6) the Company completed a further follow-on public offering in which AIG participated and subsequent to the offering AIG owned 24.2% of the common shares of the Company. On August 15, 2006 AIG sold its entire shareholding in an underwritten public offering. The Company did not receive any proceeds from the sale of AIG's shares in the Company.

Through its wholly-owned subsidiary, IPCRe Limited ("IPCRe"), the Company provides reinsurance of property catastrophe risks worldwide, substantially on an excess of loss basis. Property catastrophe reinsurance covers unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, freezes, industrial explosions and other man-made or natural disasters. IPCRe's loss experience will generally include infrequent events of great severity. IPCRe's clients include many of the leading insurance companies in the world. IPCRe also writes, to a limited extent, aviation, property per-risk excess and other short-tail reinsurance in various parts of the world. Approximately 57% of underlying exposure premiums written (being total premiums written excluding reinstatement premiums) in 2007 related to U.S. risks (2006: 49%; 2005: 40%). The balance of IPCRe's covered risks are located principally in Europe, Japan, Australia and New Zealand.

On September 10, 1998, IPCRe incorporated a subsidiary in Ireland, named IPCRe Europe Limited. This company underwrites selected reinsurance business.

On November 7, 2001, the Company incorporated a subsidiary in Bermuda named IPCRe Underwriting Services Limited. ("IPCUSL"), which provides underwriting services and acts as an Underwriting Agent for Allied World Assurance Company, Ltd ("AWAC"), a Bermuda-based Class 4 insurer (Note 8) and a subsidiary of Allied World Assurance Company Holdings, Ltd.. Effective December 1, 2006, IPCUSL ceased actively underwriting on behalf of AWAC but it is continuing to service business previously written on their behalf, for a period of three years.

2. Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies are as follows:

a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, IPCRe and IPCUSL. All significant intercompany transactions have been eliminated in consolidation.

b) Premiums and acquisition costs

Premiums are recorded as written at the inception of each policy, based upon information received from ceding companies and their brokers, and are earned over the policy period. For excess of loss contracts, the amount of deposit premium is contractually documented at inception, and management uses this as its best estimate for accounting for these premiums. Premiums are earned on a pro rata basis over the policy period. Premiums may be adjusted upwards or downwards as a result of changes in the cedants' actual exposure base and the original estimates thereof, although most contracts do provide for a minimum premium in the contract terms. We refer to such changes in premiums as adjustment premiums. Reinstatement premiums are recognized and accrued at the time losses are incurred and where coverage of the original contract is reinstated under pre-defined contract terms and are earned pro rata over the reinstated coverage period. Such accruals are based upon actual contractual terms applied to the

(Expressed in thousands of U.S. dollars, except for per share amounts)

amount of loss reserves expected to be paid, and the only element of management judgement involved is with respect to the amount of loss reserves as described below, and associated rates on line (i.e. price). For proportional treaties, the amount of premium is normally estimated at inception by the ceding company. IPCRe accounts for such premium using initial estimates, which are reviewed regularly with respect to the actual premium reported by the ceding company. Premiums are earned on a pro rata basis over the coverage period and unearned premiums represent the portion of premiums written which is applicable to the unexpired terms of the policies in force. Ceded reinsurance premiums are similarly pro-rated over the terms of the contracts with the unexpired portion deferred in the balance sheet.

Acquisition costs, consisting primarily of commissions and brokerage expenses incurred at policy issuance, are deferred and amortized to income over the period in which the related premiums are earned. Deferred acquisition costs are limited to estimated realizable value based on related unearned premium, anticipated claims and expenses and investment income.

c) Reserve for losses and loss adjustment expenses

The reserve for losses and loss adjustment expenses, which includes a provision for losses and loss adjustment expenses incurred but not reported and development on reported claims (reported but not enough), is based on reports from industry sources, including initial estimates of aggregate industry losses, individual case estimates received from ceding companies and brokers, output from commercially available catastrophe loss models and management's estimates. For certain catastrophic events there is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses. Reserves are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. It is reasonably possible that changes in the near term could require a material change in the amount estimated. Such adjustments, if any, are reflected in results of operations in the period in which they become known. For proportional treaties, an estimated loss and loss adjustment expense ratio (the ratio of losses and loss adjustment expenses incurred to premiums earned) is initially used, based upon information provided by the ceding company and/or their broker and IPCRe's historical experience of that treaty, if any. The estimate is reviewed regularly and is adjusted as actual experience becomes known.

Amounts recoverable from reinsurers are estimated in a manner consistent with the underlying liabilities.

d) Investments

Investments consist of fixed maturity investments and investments in equities, being predominantly three equity type mutual funds and a fund of hedge funds. By policy, IPCRe invests in high-grade marketable securities. Investment transactions are recorded on a trade date basis.

In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value, with changes in fair value recorded in net income. The statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or after November 15, 2006, provided the entity also elects to apply the provisions of FASB Statement No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 established a hierarchy for inputs in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs are used when available.

Commencing January 1, 2007, the Company elected for early adoption of the fair value option for all fixed maturity and equity investments and therefore also adopted SFAS 157. The Company elected to early adopt the fair value option to simplify the accounting, as this adoption reduces the burden of the monitoring of differences between the cost and fair value of our investments, including the assessment as to whether declines in value are temporary in nature, mitigates a potential volatility in earnings and further removes an element of management judgement. Prior to January 1, 2007, investments were considered "Available for Sale" and were carried at fair value. This adoption requires the investments to now be reported as "Trading" under SFAS 115, although it does not amend the carrying value of our fixed maturity and equity investments as they continue to be carried at fair value. As a result all unrealized gains and losses in our investment portfolio were reclassified from accumulated other comprehensive income within shareholders' equity on our consolidated balance sheets to retained earnings as of January 1, 2007.

With the investments now classified as "Trading" all subsequent changes to the fair value of our investment portfolio are recorded as net gains (losses) on investments in our consolidated statements of income (loss) whereas prior to January 1, 2007, unrealized gains and losses were included within accumulated other comprehensive income as a separate component of shareholders' equity.

Realized gains and losses on sales of investments continue to be determined on a first-in, first-out basis. Net investment income includes interest income on fixed maturity investments, recorded when earned, dividend income on equity investments, recorded when declared, and the amortization of premiums and discounts on investments.

e) Other income

Other income consists of agency commission and early termination fees earned by IPCUSL. The commission is based on the gross premiums written under an agency agreement and is earned pro rata over the underlying reinsurance contract coverage periods. Unearned commission represents the portion of commission which is applicable to the unexpired terms of the underlying contracts. With the termination of the Agency Agreement in 2006, an early termination fee was payable and IPCUSL continues to service the business until November 30, 2009. The unearned commission and termination fees are included in deferred fees and commissions on the balance sheet.

f) Translation of foreign currencies

Transactions in foreign currencies are translated into U.S. dollars at the rate of exchange prevailing in the accounting period of each transaction. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rates in effect on the balance sheet date. Realized and unrealized exchange gains and losses are included in the determination of net income (loss).

g) Cash and cash equivalents

Cash and cash equivalents include amounts held in banks and time deposits with maturities of less than three months from the date of purchase.

h) Basic net income (loss) per common share

Basic net income (loss) per common share is calculated by dividing net income (loss) available to common shareholders by the weighted average common shares outstanding during the year. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares and common stock equivalents outstanding during the year. Convertible preferred shares, stock options and unvested stock grants are considered common stock equivalents for the purpose of calculating diluted net income per common share, and are included in the weighted average number of shares outstanding using the Treasury Stock method. In a period where there is a net loss, the dilutive effect of convertible preferred shares, stock options and unvested stock grants are not included in the weighted average number of shares, as this would be anti-dilutive.

i) Stock incentive compensation plan

Effective January 1, 2006, management adopted the fair value method of accounting for stock-based employee compensation as prescribed by Financial Accounting Standards Board ("FASB") Statement No. 123 (Revised 2004) "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost of such services will be recognized over the period during which an employee is required to provide service in exchange for the award. Since 2003 the Company has expensed compensation costs for stock options on a prospective basis for all awards granted, modified or settled after January 1, 2003 in accordance with Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation and Disclosure".

(Expressed in thousands of U.S. dollars, except for per share amounts)

SFAS 123R requires expected forfeitures to be included in determining share-based employee compensation expense. Prior to the adoption of SFAS 123R, forfeiture benefits were recorded as a reduction to compensation expense when an employee left the Company and forfeited the award. The transition impact of adopting SFAS 123R as of January 1, 2006, including the effect of accruing for expected forfeitures on outstanding share-based awards, was not material to our results of operations for the year ended December 31, 2006. In addition, SFAS 123R requires the immediate expensing of share-based awards granted to retirement-eligible employees. Share-based awards granted to retirement-eligible employees prior to the adoption of SFAS 123R must continue to be amortized over the stated service period of the award (and accelerated if the employee actually retires). Consequently, our compensation and benefits expenses in the years ended December 31, 2007 and December 31, 2006 included both the amortization of awards granted to retirement-eligible employees prior to the adoption of SFAS 123R as well as the full grant-date fair value of new awards granted to such employees under SFAS 123R.

j) Accounting pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement 109, Accounting for Income Taxes. FIN 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The provisions of FIN 48 became effective for the Company on January 1, 2007. The adoption of FIN 48 did not have any material impact on the Company's consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). The Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements 87, 88, 106 and 132(R)" ("SFAS 158"). This Statement requires an employer to recognize the over funded or under funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. The provisions of SFAS 158 are effective in stages, but the Company adopted all provisions as of December 31, 2006. The effect of the provisions of SFAS 158 on comprehensive income (loss) and accumulated other comprehensive income, is shown in Note 14.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value, with changes in fair value recorded in net income. The statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157. Commencing January 1, 2007, the Company elected for early adoption of the fair value option for all fixed maturity and equity investments and therefore also adopted SFAS 157. The effects of the adoption of SFAS 157 and 159 are described in Significant Accounting Policies—Investments and in Note 3.

The Company has considered all new pronouncements. There are no new pronouncements that we did not adopt that would have had a material impact on these consolidated financial statements.

3. Investments

a) In accordance with our investment guidelines, our investments consist of fixed maturity investments and investments in equities, being predominantly three equity type mutual funds and a fund of hedge funds. The cost or amortized cost, gross gains, gross losses and fair value of investments classified by category as of December 31, 2007 and 2006 are as follows:

December 31, 2007	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Fixed maturity investments				
U.S. Government and government agencies	$ 214,506	$ 9,647	$ (18)	$ 224,135
Other governments	82,714	2,301	(6)	85,009
Corporate	1,151,571	26,872	(1,915)	1,176,528
Supranational entities	307,741	9,885	(23)	317,603
	$ 1,756,532	$ 48,705	$ (1,962)	$ 1,803,275
Equity investments	$ 485,205	$ 145,278	$ –	$ 630,483

December 31, 2006	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Fixed maturity investments				
U.S. Government and government agencies	$ 279,963	$ 2,649	$ (692)	$ 281,920
Other governments	205,362	683	(82)	205,963
Corporate	1,076,778	8,189	(956)	1,084,011
Supranational entities	246,814	1,143	(290)	247,667
	$ 1,808,917	$ 12,664	$ (2,020)	$ 1,819,561
Equity investments	$ 460,197	$ 117,352	$ –	$ 577,549

With the early adoption of SFAS 159 the investments are classified as trading at December 31, 2007, whereas at December 31, 2006, the investments were classified as available for sale. The cumulative-effect adjustment reclassifying unrealized gains and losses from accumulated other comprehensive income to retained earnings within the consolidated balance sheets at January 1, 2007 was $127,996, which represented the difference between the cost or amortized cost of our investments and the fair value of those investments at December 31, 2006.

The Company does not directly invest in asset-backed or mortgage-backed securities and we believe that there is insignificant exposure to subprime mortgages.

(Expressed in thousands of U.S. dollars, except for per share amounts)

The following table summarizes, for all securities in an unrealized loss position at December 31, 2006, the unrealized loss and fair value by length of time the security has continuously been in an unrealized loss position. Due to adoption of SFAS 159 we now record changes to the fair value of our investment portfolio as net gains (losses) on investments in our consolidated statements of income (loss).

December 31, 2006	Less than 12 months Gross unrealized losses	Less than 12 months Fair value	12 months or longer Gross unrealized losses	12 months or longer Fair value
Fixed maturity investments				
U.S. Government and government agencies	$ (692)	$ 90,996	$ –	$ –
Other governments	(82)	62,330	–	–
Corporate	(956)	288,049	–	–
Supranational entities	(290)	58,417	–	–
	$ (2,020)	$ 499,792	$ –	$ –
Equity investments	$ –	$ –	$ –	$ –

The decline in the value of individual securities considered to be other than temporary included in gross losses on sales of fixed maturity or equity investments for the year ended December 31, 2006 was $27,695 (2005: $nil).

b) Pledged assets

In the normal course of business IPCRe provides security to reinsureds if requested. Such security takes the form of a letter of credit or a cash advance. Letters of credit are issued by IPCRe's bankers, in favour of the ceding company, at the request of IPCRe. At December 31, 2007 IPCRe has three letter of credit facilities. Under three separate agreements effective September 20, 1994 (as subsequently amended), December 30, 2005 and April 13, 2006, IPCRe provides the banks security by giving the banks a lien over certain of IPCRe's investments in an amount not to exceed 118% of the aggregate letters of credit outstanding. The total amount of security required by the banks under the three facilities at December 31, 2007 was approximately $214,834 (2006: $435,811). Effective December 31, 2007 outstanding letters of credit were $183,333 (2006: $375,948). Effective January 14, 2008, IPCRe elected to terminate the letter of credit facility dated December 30, 2005.

c) Net investment income

	2007	2006	2005
Interest on fixed maturity investments	$ 92,901	$ 86,345	$ 69,125
Interest on cash and cash equivalents	6,637	4,949	4,038
Net amortization of discounts (premiums) on investments	3,734	9,512	(8,128)
	103,272	100,806	65,035
Income from equity investments	22,382	12,713	9,873
Less: investment expenses	(3,812)	(3,860)	(3,151)
Net investment income	$ 121,842	$ 109,659	$ 71,757

d) Proceeds from sales of securities for the year ended December 31, 2007, were $990,876 (2006: $1,548,431; 2005: $1,743,564). Components of net gains and losses on sales and change in net appreciation on investments are summarized in the following table:

	2007	2006	2005
Fixed maturity investments			
Gross gains on sales	$ 5,884	$ 3,385	$ 343
Gross losses on sales	(2,354)	(8,967)	(16,153)
Other than temporary impairment	–	(27,695)	–
Net gains (losses) on sales	3,530	(33,277)	(15,810)
Equity investments			
Gross gains on sales	–	45,362	5,25
Gross losses on sales	–	–	–
Net gains on sales	–	45,362	5,254
Total net gains (losses) on sales	3,530	12,085	(10,556)
Changes in fair value of investments recorded in net gains (losses) on investments			
Fixed maturity investments	36,099	–	–
Equity investments	27,926	–	–
Change in fair value of investments	64,025	–	–
Net gains (losses) on investments	67,555	12,085	(10,556)
Change in fair value of investments recorded in accumulated other comprehensive income			
Fixed maturity investments	–	26,773	(14,378)
Equity investments	–	8,135	16,316
Change in net fair value of investments	–	34,908	1,938
Total net gains (losses) on sales and change in fair value on investments	$ 67,555	$ 46,993	$ (8,618)

The difference in accounting arising as a result of the adoption of the SFAS 159 fair value option is in respect of the treatment of unrealized gains and losses. Prior to January 1, 2007, investments were reported as available for sale and unrealized gains and losses were included within accumulated other comprehensive income as a separate component of shareholders' equity. As investments are now reported as trading, the change in their fair value during the year ended December 31, 2007 of $64,025 is included in net gains on investments within the consolidated statements of income. Had the Company been able to apply the same SFAS 159 accounting in previous years, the Company would have had an increase in net gains (losses) on investments of $34,908 and $1,938 for the years ended December 31, 2006 and 2005 respectively.

(Expressed in thousands of U.S. dollars, except for per share amounts)

e) The following table summarizes the composition of the fair value of all cash and cash equivalents and fixed maturity investments by rating:

	2007	2006
Cash and cash equivalents	2.1%	4.6%
U.S. Government and government agencies	12.2%	14.8%
AAA	45.9%	35.2%
AA	23.2%	23.1%
A	16.6%	21.8%
BBB	0.0%	0.5%
	100.0%	100.0%

The primary rating source is Moody's Investors Service Inc. ("Moody's"). When no Moody's rating is available, Standard & Poor's Corporation ("S & P") ratings are used and where split-ratings exist, the higher of Moody's and S & P is used.

f) The Company holds the following equity investments:

	2007 Fair value	2006 Fair value
AIG Global Equity Fund	$ 178,681	$ 159,299
AIG American Equity Fund	135,243	127,960
AIG Select Hedge Fund	192,824	174,272
Vanguard U.S. Futures Fund	112,557	108,180
Other equity funds	11,178	7,838
	$ 630,483	$ 577,549

The AIG Global Equity Fund, AIG American Equity Fund, and AIG Select Hedge Fund are all managed by AIG Global Investment Fund Management Limited. The AIG Global Equity Fund invests predominantly in large capitalized companies operating in diverse sectors of global equity markets, the AIG American Equity Fund invests predominantly in large capitalized companies operating across diverse sectors of North America and the AIG Select Hedge Fund invests in approximately 30-40 third party hedge funds utilizing a broad range of alternative investment strategies. Net asset values of the AIG Global Equity Fund, the AIG American Equity Fund and the AIG Select Hedge Fund as of December 31, 2007 are $178,681, $135,243 and $192,824 respectively, as reported by our investment managers. The Company's maximum exposure to loss as a result of these investments is limited to the fair values of the Company's investment in these funds. The Vanguard US Futures Fund invests in S & P futures and fixed income products and aims for returns similar to those of the S & P 500 Index.

g) The Company adopted SFAS 157 regarding fair value measurements on January 1, 2007. This adoption does not amend the carrying value of our fixed maturity and equity investments as they were previously carried at fair value. In determining fair value, the Company uses various valuation approaches which are predominantly the broker-quoted market price for fixed maturity investments or the advised net asset value for our mutual funds. SFAS 157 established a hierarchy for inputs in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs are used when available. Observable inputs are inputs that market participants would use in pricing the asset based on market data obtained from sources independent of the Company. Unobservable inputs would be inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The following table shows how our investments are categorized.

and one fund has a monthly reported net asset value – where the fund's holdings can be in various publicly quoted and unquoted investments with observable inputs. Due to the funds' values being net asset values, with no significant lock ups, and not publicly quoted prices, we are classifying them as Level 2.

4. Fair Value of Financial Instruments

The Company elected to early adopt SFAS 159 and also SFAS 157 regarding fair value measurements. The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments. The fair value of fixed maturity investments and equities is estimated by management, as discussed in Note 3. The fair value of other assets and liabilities, consisting of reinsurance premiums receivable, accrued investment income, other assets, reinsurance premiums payable and accounts payable approximates their carrying value due to their relative short-term nature.

The estimates of fair value of assets and liabilities are subjective in nature and are not necessarily indicative of the amounts that the Company would actually realize in a current market exchange.

Fair Value Measurement at December 31, 2007, using:

Description	Fair Value Measurement December 31, 2007	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)
Fixed maturity investments	1,803,275	–	1,803,275
Equity investments	630,483	–	630,483

Fixed maturity investments are stated at fair value as determined by the broker-quoted market price of these securities and as provided either by independent pricing services or, when such prices are not available, by reference to broker or underwriter bid indications. Although we believe the majority of these securities could be classified as quoted on active markets they are not quoted on a public exchange and therefore we are classifying them as Level 2.

Equity investments in mutual funds are stated at fair value as determined by the most recently advised net asset value as advised by the fund. Three funds have daily reported net asset values – with the funds' holdings predominantly in publicly quoted securities –

However, any differences would not be expected to be material. Certain instruments such as deferred premiums ceded, loss and loss adjustment expenses recoverable, deferred acquisition costs, prepaid expenses, reserve for loss and loss adjustment expenses, unearned premiums and deferred fees and commissions are excluded from fair value disclosure. Thus, the total fair value amounts cannot be aggregated to determine the underlying economic value of the Company.

5. Ceded Reinsurance

IPCRe utilizes reinsurance to reduce its exposure to large losses, outside the United States. Since January 1, 1999, IPCRe has utilized a proportional reinsurance facility covering property catastrophe

(Expressed in thousands of U.S. dollars, except for per share amounts)

business written by IPCRe. The facility provides coverage in each of at least 5 named zones, and potentially other zones of IPCRe's choosing, provided that the risks in those zones do not accumulate with those in the named zones. The United States and the Caribbean are excluded zones. The named zones are the United Kingdom; Europe (excluding the U.K.); Australia / New Zealand; Japan and Other. Effective January 1, 2005, the facility provides coverage of up to $75,000 in each of the named zones, with the exception of Europe (excluding the U.K.), where the coverage remained limited to $50,000. Business ceded to the facility is solely at IPCRe's discretion. Effective January 1, 2006, the facility provided coverage of up to $75,000 in each of the named zones. Effective January 1, 2007, the facility provided coverage of up to $75,000 in each of the named zones, with the exception of the U.K., where the facility provided coverage of up to $100,000. Within these limitations, IPCRe may designate the treaties to be included in the facility, subject to IPCRe retaining at least 50% of the risk. The premium ceded is pro rata, less brokerage, taxes and an override commission. Most reinsurers participating in the facility have financial strength ratings issued by S & P and/or A.M. Best of A or above, and the minimum rating at the time of acceptance is A-.

Effective January 1, 2002, IPCRe arranged a Property Catastrophe Excess of Loss Reinsurance facility in respect of certain property catastrophe business written by IPCRe. This facility covers first losses only for the business ceded to this facility. All subsequent events are retained by IPCRe. Business ceded to this facility includes worldwide business excluding the United States and Canada. IPCRe can cede up to $30,000 (2006: $30,000; 2005: $50,000) ultimate net loss in the aggregate per contract year to the facility. IPCRe's retention is $10 in the aggregate per contract. Business ceded to this facility is solely at IPCRe's discretion. The sole reinsurer participating in this facility has a rating of AA. Effective January 1, 2008, the facility was not renewed.

Although reinsurance agreements contractually obligate the reinsurers to reimburse IPCRe for the agreed upon portion of its gross paid losses, they do not discharge IPCRe's primary liability. Management believes that the risk of non-payment by the reinsurers is minimal.

6. Share Capital and Additional Paid-in Capital

On April 24, 2007, the Board of Directors authorised a share repurchase of up to $200 million of the Company's common shares. The authorisation ends on May 1, 2008. In 2007, the Company repurchased 6,219,879 of its common shares for a total of $188,699. As of December 31, 2007, we had $11,301 remaining under the authorized share repurchase program.

On February 21, 2006, shareholders approved an increase in the number of the Company's authorized common shares from 75,000,000 to 150,000,000, and an increase in the number of the Company's authorized preferred shares from 25,000,000 to 35,000,000.

On November 4, 2005, shareholders contributed approximately $614,628, net of underwriting discounts of $19,191 and costs of $1,484 in additional funds through a public offering of 15,202,000 common shares and 9,000,000 preferred shares.

The share capital of the Company as of December 31, 2007 and 2006 consisted of the following:

December 31, 2007	Authorised shares	Shares issued and fully paid	Share capital	Additional paid-in capital
Voting common shares, par value U.S . $0.01 each	150,000,000	57,626,395	$ 576	$ 1,105,940
Preferred shares, par value U.S. $0.01 each	35,000,000	9,000,000	$ 90	$ 228,331

December 31, 2007	Authorised shares	Shares issued and fully paid	Share capital	Additional paid-in capital
Voting common shares, par value U.S. $0.01 each	150,000,000	63,706,567	$ 637	$ 1,245,761
Preferred shares, par value U.S. $0.01 each	35,000,000	9,000,000	$ 90	$ 228,331

In 2007, the Company paid dividends of $0.20 per share in each of March, June, September and December to holders of its common shares. In 2006, the Company paid dividends of $0.16 per share in each of March, June, September and December to holders of its common shares. In 2005, the Company paid dividends of $0.24 per share in each of March, June and September and $0.16 per share in December to holders of its common shares.

The 9,000,000 preferred shares issued in November 2005 are 7.25% Series A Mandatory Convertible preferred shares with a liquidation preference of $26.25 per share and will automatically convert on November 15, 2008 into between 0.8333 and 1.0000 common shares, subject to anti-dilution adjustments, depending on the average closing price per share of the common shares over the 20 consecutive trading days ending on the third trading day prior to such date. The preferred shares are non-voting except under certain limited prescribed circumstances. The holder may elect, at any time prior to November 15, 2008, to convert each preferred share into 0.8333 common shares, subject to anti-dilution adjustments. The Company may, at any time prior to November 15, 2008, accelerate the conversion date of all of the outstanding preferred shares, under certain prescribed circumstances, at a maximum conversion rate of 1.0000 common share for each preferred share. Dividends on the preferred shares are cumulative from the date of original issuance and are payable quarterly in arrears when, if, and as declared by the Board of Directors. The Company paid preferred dividends of $0.475781 per Series A Mandatory Convertible preferred share in each of February, May, August and November 2007.

7. Stock-based compensation

The Company adopted a Stock Option Plan (the "Option Plan"), effective February 15, 1996. This Option Plan was amended and approved by the shareholders in 1999 and further amended and approved in 2003 and 2005. Under the last amended Option Plan, approved by shareholders in June 2005, at the discretion of the Compensation Committee of the Board of Directors (the "Committee"), the Company may grant to certain employees up to 2,327,500 common shares, $0.01 par value. The exercise price of the options granted under the Option Plan shall be as determined by the Committee in its sole discretion, including, but not limited to, the book value per share or the publicly traded market price per share.

On February 20, 2007, the Board of Directors terminated the Option Plan pursuant to its terms, with respect to the common shares not at that time subject to options under the Option Plan.

On February 15, 1996 and July 25, 1996, the Company granted options to acquire 85,249 common shares to officers and management employees at an exercise price of $16.54 per common share which equaled the book value per common share as of December 31, 1995. Between January 2, 1997 and December 30, 2006 the Company granted options to acquire common shares to officers and management employees at exercise prices ranging from $13.375 to $43.03 per common share, which equaled the opening market prices on the dates of grant. Such options vest at a rate of 25% annually, are recorded on the straight line basis and lapse on the tenth anniversary of issue. The amount of the charge recorded in net income (loss) in the year ended December 31, 2007 for awards of stock options was $1,291 (2006: $1,563; 2005: $1,371).

On June 13, 2003, the shareholders approved a stock incentive plan (the "2003 Stock Incentive Plan"). The plan allowed for the issuance of up to 500,000 common shares, $0.01 par value, as grants of restricted stock units to selected employees to compensate them for their contributions to the long-term growth and profits of the Company. On July 25, 2007, the Board of Directors terminated the 2003 Stock Incentive Plan pursuant to its terms with respect to common shares not at that time subject to awards thereunder.

Pursuant to SFAS 123R, compensation expense is recorded ratably based on the fair value of the grants at the date of grant (i) over the vesting period (ii) immediately for grants awarded to retirement-eligible employees or (iii) over the period from the grant date until the date when retirement-eligibility is achieved if earlier than the vesting date. Such grants vest at a rate of 25% annually, but are recorded as outstanding upon issuance (regardless of the vesting period). The charge recorded in net income for the year ended December 31, 2007 was $3,373 (2006: $1,733; 2005: $1,269). The estimated annual non-cash expense in the year ending December 31, 2007 associated with the continued amortization of share-based awards granted to retirement-eligible employees prior to the adoption of SFAS 123R was $532 (2006: $676).

(Expressed in thousands of U.S. dollars, except for per share amounts)

On April 24, 2007, upon the recommendation of the Compensation Committee of the Board of Directors, the Board of Directors unanimously adopted and approved the IPC Holdings, Ltd. 2007 Incentive Plan (the "2007 Incentive Plan"). The 2007 Incentive Plan was subsequently approved by shareholders at the Company's Annual General Meeting of shareholders, which was held on June 22, 2007. The 2007 Incentive Plan is designed to replace the terminated Option Plan and the terminated 2003 Stock Incentive Plan. As of December 31, 2007, no awards had been made under the 2007 Incentive Plan.

The activity related to the restricted stock units is set forth below:

	Restricted stock units outstanding		Weighted average grant-date fair value of restricted stock units outstanding	
	Future service required	No future service required (2)	Future service required	No future service required (2)
Outstanding, beginning of year	48,184	47,474	32.91	35.06
Granted (1)	87,585	61,838	26.66	29.67
Forfeited	9,580	–	29.62	–
Vested	21,146	22,181	35.18	37.29
Outstanding, end of year	105,043	87,131	27.54	30.67

(1) The weighted average grant-date fair value of restricted stock units granted for the year ended December 31, 2007 was $27.90 per unit, (2006: $24.62; 2005: $39.42).

(2) Restricted stock units for retirement-eligible employees are deemed not to require future service.

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period in accordance with SFAS 123R.

	Year ended December 31, 2007	2006	2005
Net income (loss), as reported	$ 385,412	$ 394,585	$ (623,399)
Add: Stock-based employee expense	4,664	3,296	2,640
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(4,664)	(3,296)	(2,875)
Pro forma net income (loss)	$ 385,412	$ 394,585	$ (623,634)
Dividends on preferred shares	17,128	17,176	2,664
Pro forma net income (loss) available to common shareholders	$ 368,284	$ 377,409	$ (626,298)

	Year ended December 31, 2007	2006	2005
Earnings per share:			
Basic – as reported	$ 5.97	$ 5.93	$ (12.30)
Basic – proforma	$ 5.97	$ 5.93	$ (12.30)
Diluted – as reported	$ 5.53	$ 5.54	$ (12.30)
Diluted – proforma	$ 5.53	$ 5.54	$ (12.30)

A summary of the status of the Company's Option Plan as of December 31, 2007, and changes during the year then ended is presented in the tables and narrative below:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual period	Aggregate Intrinsic Value (in thousands)
Outstanding, beginning of year	611,625	$ 34.30		
Granted	–	$ –		
Exercised	5,000	$ 27.94		
Forfeited	39,375	$ 36.21		
Outstanding, end of year	567,250	$ 34.22	6.2	$ 350.5
Exercisable, end of year	353,500	$ 34.04	5.4	$ 252.6

(Expressed in thousands of U.S. dollars, except for per share amounts)

There were no options granted for the year ended December 31, 2007, and as noted above, the Option Plan was terminated on February 20, 2007. There was therefore no weighted average fair value of options granted (per share) for the year ended December 31, 2007 (2006: $8.99; 2005: $15.07). The total intrinsic value of stock options exercised was $8, $26 and $1,837 for the years ended December 31, 2007, 2006 and 2005, respectively.

The fair value of options granted on March 17, 2006 was estimated using the Black-Scholes option pricing model, using assumed risk-free rates of interest of 4.71%; expected dividend yield of 2.286%; an expected life of 7 years; an expected volatility of 31.0%; and a forfeiture rate of 16%.

The fair value of options granted on January 3, 2005 was estimated using the Black-Scholes option pricing model, using assumed risk-free rates of interest of 3.93%; expected dividend yield of 2.231%; an expected life of 7 years; and an expected volatility of 36.7%.

The assumed risk-free interest rate was the market yield on U.S. Treasury securities at 7-year constant maturity to match the expected life of the awards. The expected life was estimated based on a 4-year vesting period and a 10-year exercising period together with a review of actual historic exercising patterns of the Company. The expected dividend yield was calculated using the share price and the last dividend per share amount at the date of grant. The expected volatility was calculated using the Company's own historic price volatility over the preceding 5.6 years. The forfeiture rate was obtained from the Company's actual historic experience.

Range of exercise price	Outstanding at December 31, 2007	Weighted average contractual period in years	Weighted average exercise price	Weighted Exercisable at December 31, 2007	average exercise price
$13-19	6,000	2.00	15.38	6,000	15.38
$19-25	10,000	2.20	21.73	10,000	21.73
$25-31	216,250	6.77	27.95	103,750	27.90
$31-37	76,250	4.10	31.66	76,250	31.66
$37-43	118,750	6.00	38.90	87,500	38.90
$43-49	140,000	7.00	43.03	70,000	43.03
Total	567,250			353,500	

As of December 31, 2007, there was $3,378 of total unrecognized compensation cost related to unvested share-based compensation arrangements. This cost is expected to be recognized over a weighted average period of 1.76 years.

8. Related Party Transactions

AIG sold all of its shares in the Company in August 2006 and therefore AIG ceased to be a related party in August 2006. For the purpose of the related party transactions disclosures, AIG were treated as a related party through December 31, 2006 and we are therefore only disclosing information relating to AIG for 2006 and 2005. In addition to the related party transactions discussed elsewhere in the notes to the financial statements, the Company and its subsidiaries had entered into the following transactions and agreements with related parties:

During the years ended December 31, 2006 and 2005, the following amounts were incurred (received) for services provided by indirect wholly-owned subsidiaries of AIG:

	Administrative services	Investment management services	Equity funds fee rebate	Investment custodian services
Year ended December 31, 2006	$ 11,546	$ 2,824	$ (2,843)	$ 1,036
Year ended December 31, 2005	$ 11,862	$ 2,370	$ (2,325)	$ 781

As of December 31, 2006, $2,291 was payable to subsidiaries of AIG for these services.

a) Administrative services

The Company and IPCRe are parties to an agreement with American International Company Limited ("AICL") an indirect wholly-owned subsidiary of AIG, under which AICL provides administrative services. This agreement provides that AICL make available to the Company and IPCRe certain office space, certain information and technology services, payroll and administrative services, human resource personnel and other ancillary services. Up until June 30, 2006, the services were provided for a fee of 2.5% of the first $500,000 annual gross written premiums (1.5% of the next $500,000 and 1.0% thereafter). Effective July 1, 2006, an arrangement was agreed whereby IPCRe pays an annual fee of $2,000 in the event the Company's annual gross written premiums equal or are less than $200,000 and 0.5% of any additional gross written premiums in excess of $200,000. This administrative services agreement terminates on June 30, 2009 and is automatically renewed thereafter for successive three-year terms unless prior written notice to terminate is delivered by or to AICL at least 180 days prior to the end of such three-year term.

In addition, IPCRe Europe Limited is party to an agreement with AIG Insurance Management Services (Europe) Limited ("AIMS"), an indirect wholly-owned subsidiary of AIG, under which AIMS provides administrative services. The services were provided for an annual fee of approximately $60 per annum for the year ended December 31, 2006 (2005: $50). The initial period of this agreement was until June 30, 2007 and thereafter was automatically renewed.

b) Investment management services

During the years ended December 31, 2006 and 2005, IPCRe was party to an agreement with AIG Global Investment Corp. (Ireland) Limited ("AIGGIC"), an indirect wholly-owned subsidiary of AIG, under which AIGGIC provided investment advisory and management services. This agreement was subject to termination by either party on 30 days' written notice. IPCRe paid different levels of fees based on the month-end market values of the individual portfolios (fixed maturity, equity funds and hedge fund).

Rebates were received on the management fees charged by AIG Global Investment Fund Management Limited for two of the equity funds, the AIG Global Equity Fund and the AIG American Equity Fund, as the investment management fee is charged on the whole portfolio. These fees and rebates were included in net investment income in the accompanying consolidated statements of income (loss).

c) Investment custodian services

IPCRe was party to an agreement with AIG Trust Services Limited ("AIGTS"), an indirect wholly-owned subsidiary of AIG, under which

(Expressed in thousands of U.S. dollars, except for per share amounts)

AIGTS provided investment custodian services. IPCRe agreed to pay fees of 0.04% per annum based on the month-end market value of investments held under custody, plus reimbursement of fees and out-of-pocket expenses. These fees were included in net investment income in the accompanying consolidated statements of income (loss). This agreement was subject to termination by either party upon 90 days' written notice.

d) Underwriting services

IPCUSL was party to an agreement with AWAC, a Bermuda-based multi-line insurance and reinsurance company, which was wholly-owned by Allied World Assurance Company Holdings, Ltd., a company in which AIG had a 19.4% ownership interest as of December 31, 2006. Under this agreement, IPCUSL provided underwriting services on property catastrophe treaty reinsurance written by AWAC. IPCUSL received an agency commission of 6.5% of gross premiums written under this agreement, plus a termination fee as described below.

On December 5, 2005, AWAC delivered notice to IPCUSL terminating the Agency Agreement effective as of November 30, 2007. On December 5, 2006, IPCUSL and AWAC executed an Amendment, dated as of December 1, 2006, to the Underwriting Agency Agreement, dated December 1, 2001 as amended, between IPCUSL and AWAC. Pursuant to the amendment, IPCUSL and AWAC mutually agreed to terminate the Agency Agreement effective as of November 30, 2006. In accordance with the amendment, AWAC shall pay to IPCUSL a $400 early termination fee, $250 of which was immediately payable and $75 of which was payable on each of December 1, 2007 and 2008, respectively. AWAC will also continue to pay to IPCUSL any agency commission due under the Agency Agreement for any and all business bound prior to November 30, 2006, and IPCUSL will continue to service such business until November 30, 2009 pursuant to the Amended Agency Agreement.

Business written under this agreement during the year ended December 31, 2006 was $54,349 (2005: $80,234). Agency commission earned during the year ended December 31, 2006 was $3,556 (2005: $5,234). The amounts are recorded as other income in the accompanying consolidated statements of income (loss). The balance due from AWAC as of December 31, 2006 was $407 and deferred commissions relating to the unearned premiums written under this agreement were $716.

e) Related party reinsurance business

IPCRe assumed premiums (including reinstatement premiums) during the year ended December 31, 2006 of $25,433 (2005: $44,283) from companies who are majority-owned by a shareholder of the Company. IPCRe did not assume any premiums through brokers related to shareholders of the Company during each of the years ended December 31, 2006 and 2005 and therefore did not incur any brokerage fees and commissions in respect of this business during each of those years. IPCRe ceded premiums (Note 5) during the year ended December 31, 2006 of $1,437 (2005: $1,524) to a company which is wholly-owned by AIG. All such transactions were undertaken on normal commercial terms. Reinsurance premiums receivable due from related parties as of December 31, 2006 were $6,956. Reinsurance premiums payable to related parties as of December 31, 2006 were $399.

f) A director and executive officer of various AIG subsidiaries and affiliates served as the Chairman of the Board of Directors of the Company, IPCRe and IPCUSL until his retirement from the Boards effective December 31, 2005. During the year ended December 31, 2006, a director was also a director and executive officer of various AIG subsidiaries, having been appointed effective January 1, 2006. In addition, the managing director of AIMS served as a director of IPCRe Europe Limited.

9. Reserve for Losses and Loss Adjustment Expenses

Movements in the reserve for losses and loss adjustment expenses is summarized as follows:

	2007	2006	2005
Gross loss reserves, beginning of the year	$ 548,627	$ 1,072,056	$ 274,463
Loss reserves recoverable, beginning of the year	(1,989)	(1,054)	(5,006)
Total net reserves, beginning of year	546,638	1,071,002	269,457
Net losses incurred related to:			
Current year	154,657	24,697	1,017,495
Prior years	(29,734)	33,808	55,167
Total incurred	124,923	58,505	1,072,662
Net paid losses related to:			
Current year	(25,572)	(3,248)	(96,705)
Prior years	(271,299)	(582,248)	(170,399)
Total paid	(296,871)	(585,496)	(267,104)
Effect of foreign exchange movements	3,058	2,627	(4,013)
Total net reserves, end of year	377,748	546,638	1,071,002
Loss reserves recoverable, end of year	17,497	1,989	1,054
Gross loss reserves, end of year	$ 395,245	$ 548,627	$ 1,072,056

For certain catastrophic events there is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses. Reserves are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments could require a material change in the amount estimated. However, complexity resulting from problems such as policy coverage issues, multiple events affecting one geographic area and the resulting impact on claims adjusting (including allocation of claims to event and the effect of demand surge on the cost of building materials and labour) by, and communications from, ceding companies, can cause delays to the timing with which IPCRe is notified of changes to loss estimates. For example, the initial estimate for hurricane Katrina had been based on industry insured loss estimates, output from industry and proprietary models, a review of contracts potentially affected by the events, information received from both clients and brokers and management judgement. It had also been assumed that underlying policy terms and conditions are upheld during the loss adjustment process. The unique circumstances and severity of this devastating catastrophe, including the extent of flooding and limited access by claims adjusters, introduced additional uncertainty to the normally difficult process of estimating catastrophe losses. This was compounded by the potential for legal and regulatory issues arising regarding the scope of coverage. Consequently, the ultimate net impact of losses from this event on the Company's net income might differ substantially from the initial estimate. Such adjustments, if necessary, are reflected in results of operations in the period in which they become known.

Losses incurred in the year ended December 31, 2007 are predominantly due to windstorm Kyrill that swept across northern Europe, the storm and subsequent flooding that affected parts of New South Wales, Australia, the flooding that impacted parts of northern England in June and the flooding that impacted various parts of the United Kingdom in July. Net amounts recorded for these events were $137,867 in the aggregate. Net losses incurred in the year ended December 31, 2007 in respect of prior years are reductions in the ultimate estimated losses, in particular the major windstorms of 2005.

(Expressed in thousands of U.S. dollars, except for per share amounts)

Losses incurred in the year ended December 31, 2006 are predominantly due to cyclone Larry which struck Queensland, Australia and super-typhoon Shanshan, which struck Japan. Amounts recorded for these events were $13,148 in the aggregate. Losses incurred in the year ended December 31, 2006 in respect of prior years are primarily the result of development in reserves relating to the major windstorms of 2005, primarily hurricane Wilma. In addition there were two losses recorded in 2006 which occurred in 2005: a U.K. explosion and a train wreck and associated chemical spill which took place in South Carolina.

Losses incurred in the year ended December 31, 2005 were predominantly due to hurricanes Katrina, Rita and Wilma which struck Louisiana, Texas and Florida, respectively. Amounts recorded for these events were $976,500 in the aggregate as of December 31, 2005. Losses incurred in the year ended December 31, 2005 in respect of prior years primarily result from development of 2004 reserves relating to three of the four hurricanes which struck Florida, two of the typhoons which struck Japan and the Indonesian tsunami.

Net losses and loss adjustment expenses in the consolidated statements of income (loss) are presented net of reinsurance recoveries during the year ended December 31, 2007 as follows: $17,387 (2006: $1,555; 2005: $3,872).

10. Written Premium by Geographic Region

Financial information relating to premiums (excluding reinstatement premiums) written by geographic region is as follows:

	December 31, 2007		December 31, 2006		December 31, 2005	
	Premiums written	%	Premiums written	%	Premiums written	%
Geographic Area[1]						
United States	$ 221,035	56.5%	$ 205,866	48.7%	$ 136,331	39.7%
Europe	103,493	26.5%	107,920	25.5%	94,183	27.4%
Japan	20,768	5.3%	22,907	5.4%	24,395	7.1%
Australia/New Zealand	19,174	4.9%	15,595	3.7%	14,647	4.3%
Worldwide[2]	17,412	4.5%	58,293	13.8%	66,260	19.3%
Worldwide (excluding the United States)[3]	4,098	1.0%	9,106	2.1%	5,419	1.6%
Other	5,134	1.3%	3,451	0.8%	2,003	0.6%
	391,114	100.0%	423,138	100.0%	343,238	100.0%
Reinstatement premiums	12,982		6,713		129,149	
	$ 404,096		$ 429,851		$ 472,387	

(1) Except as otherwise noted, each of these categories includes contracts that cover risks located primarily in the designated geographic area.

(2) Includes contracts that cover risks primarily in two or more geographic zones, including the United States.

(3) Includes contracts that cover risks primarily in two or more geographic zones, excluding the United States.

The Company operates in a single segment from a segmental-reporting perspective.

11. Concentration and Credit Risk

Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. IPCRe does not require collateral or other security to support financial instruments with credit risk. For the year ended December 31, 2007, a single broker group accounted for approximately 34% (2006: 30%; 2005: 34%) of premiums written, excluding reinstatement premiums. For the year ended December 31, 2007, five broker groups accounted for approximately 89% (2006: 89%; 2005: 88%) of premiums written, excluding reinstatement premiums. In accordance with industry practice, IPCRe frequently pays amounts owed in respect of claims under its policies to reinsurance brokers, for payment over to the ceding insurers. In the event that a broker failed to make such a payment, depending on the jurisdiction, IPCRe might remain liable to the client for the deficiency. Conversely, in certain jurisdictions when premiums for such policies are paid to reinsurance brokers for payment over to IPCRe, such premiums will be deemed to have been paid and the ceding insurer will no longer be liable to IPCRe for those amounts whether or not actually received by them. Consequently, IPCRe assumes a degree of credit risk associated with brokers around the world during the payment process.

Under the terms of the $500,000 credit agreement, the Company is permitted to declare and pay dividends provided there are no defaults of covenants or unmatured defaults pending. One of the significant covenants of the facility requires the Company to maintain a minimum consolidated net worth (consolidated shareholders' equity) of $1,000,000, plus 25% of any positive net income for each fiscal year, beginning with the fiscal year ending December 31, 2006, plus 25% of the net proceeds of any equity issuance or other capital contributions. As of December 31, 2007, the outstanding letters of credit issued under the secured facility were $49,954 (2006: $159,720) (included in pledged assets in Note 3b), no amounts have been borrowed under the unsecured facility, and we are in compliance with all terms and covenants thereof.

13. Statutory Capital and Surplus

IPCRe is registered under the Bermuda Insurance Act 1978 and Related Regulations as amended (the "Act") and is obliged to comply with various provisions of the Act regarding solvency and liquidity. Under the Act, IPCRe is required to maintain minimum statutory capital and surplus equal to the greater of $100,000, 50% of net premiums written or 15% of the net reserve for losses and loss adjustment expenses. These provisions have been met as shown in the following table:

	2007	2006
Actual statutory capital and surplus	$ 2,118,655	$ 1,981,779
Minimum statutory capital and surplus	$ 193,577	$ 205,973

12. Credit Facility

Effective March 31, 2006, IPCRe cancelled its three-year revolving credit facility for $200,000, which was due to expire on June 30, 2006. Effective April 13, 2006, the Company and IPCRe entered into a five-year, $500,000 credit agreement with a syndicate of lenders. The credit agreement consists of a $250,000 senior unsecured credit facility available for revolving borrowings and letters of credit, and a $250,000 senior secured credit facility available for letters of credit. The revolving line of credit will be available for the working capital, liquidity and general corporate requirements of the Company and its subsidiaries.

IPCRe's statutory net income (loss) for the year ended December 31, 2007 was $388,068 (2006: $393,730; 2005: $(626,141)).

The Act limits the maximum amount of annual dividends or distributions payable by IPCRe to the Company without notification to the Supervisor of Insurance ("Supervisor") of such payments (and in certain cases, the prior approval of the Supervisor). The maximum amount of dividends which could be paid by IPCRe from retained earnings to the Company at January 1, 2008 without such notification is approximately $529,664.

In accordance with IPCRe's license under the Act, loss reserves are certified annually by an independent loss reserve specialist.

(Expressed in thousands of U.S. dollars, except for per share amounts)

14. Pension Plan

Effective December 1, 1995, IPCRe adopted a defined contribution plan for the majority of its officers and employees. Pursuant to the plan, each participant can contribute 5% or more of their base salary and IPCRe will contribute an amount equal to 5% of each participant's base salary. In 2003, IPCRe adopted an additional defined contribution plan, a Supplementary Executive Retirement Plan ("SERP"), which is applicable to senior employees. Pursuant to the SERP, IPCRe contributes an amount equal to 10% of each participant's base salary to a maximum of $23 per employee (2006: $20; 2005: $20). For the year ended December 31, 2007, IPCRe's contributions in respect of these plans amounted to approximately $463 (2006: $349; 2005: $276).

IPCRe has also entered into individual pension arrangements with specific employees that are non-contributory defined benefit plans. These defined benefit plans are currently unfunded. Benefits are based upon a percentage of average final compensation multiplied by years of credited service. Independent actuarial reviews of the ongoing benefit obligations were undertaken at December 31, 2007, 2006 and 2005. A summary of the status of the defined benefit plans is provided below:

	2007	2006	2005
Change in benefit obligation			
Projected benefit obligation, beginning of year	$ 2,638	$ 1,904	$ 1,377
Service cost	288	239	180
Interest cost	185	129	91
Settlement loss	–	–	–
Benefits paid	–	–	–
Actuarial loss	469	366	256
Projected benefit obligation, end of year	$ 3,580	$ 2,638	$ 1,904
Reconciliation of funded status			
Funded status, end of year	$ (3,580)	$ (2,638)	$ (1,904)
Accumulated loss, end of year	881	686	581
Net amount recognized, end of year	$ (2,699)	$ (1,952)	$ (1,323)
Amounts recognized in the balance sheet			
Unfunded net period benefit cost	$ (2,699)	$ (1,952)	$ (1,323)
Accumulated other comprehensive income	(881)	(686)	(306)
Accrued benefit liability, end of year	$ (3,580)	$ (2,638)	$ (1,629)
Change in Accumulated Other Comprehensive Income due to application of SFAS 158			
Accumulated other comprehensive income	$ 881	$ 686	$ 306
Additional minimum liability (before SFAS 158)	(271)	(202)	–
Net increase in Accumulated Other Comprehensive Income due to application of SFAS 158	$ 610	$ 484	$ 306

	2007	2006	2005
Components of net periodic benefit cost			
Service cost	$ 288	$ 239	$ 180
Interest cost	185	129	91
Actuarial loss	273	261	126
Net periodic benefit cost	746	629	397
Additional loss due to settlement	–	–	–
Net amount recognized in net periodic benefit cost	746	629	397
Total recognized in other comprehensive income	195	380	306
Total recognized in net periodic benefit cost and other comprehensive income during year	$ 941	$ 1,009	$ 703
Projected benefit obligation, end of year	$ 3,580	$ 2,638	$ 1,904
Accumulated benefit obligation	$ 2,970	$ 2,154	$ 1,629
Fair value of plan assets	$ –	$ –	$ –

In accordance with SFAS 158 an additional liability of $881 (2006: $686; 2005: $306) is recorded in accumulated other comprehensive income in shareholders' equity in the accompanying consolidated financial statements as the unfunded accrued benefit liability exceeded the accrued pension cost. Actuarial assumptions used in estimating obligations are a discount rate of 6.25% (2006: 6.00%; 2005: 5.50%) and average compensation increases of 3.75% until age 60 and 2.25% thereafter (2006: 3.75%; 2005: 3.75%). The benefits are forecasted to be paid in 2009 and 2010, at an estimated amount of $4,848.

15. Taxes

At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company, IPCRe and IPCUSL have received an undertaking from the Bermuda Government exempting them from all such taxes until March 28, 2016.

The Company, IPCRe and IPCUSL do not consider themselves to be engaged in a trade or business in the United States and, accordingly, do not expect to be subject to United States income taxes.

IPCRe Europe Limited is a tax-paying entity subject to the jurisdiction of the Government of Ireland. The amount of taxes incurred for 2007, 2006 and 2005 is not material to the consolidated financial statements.

(Expressed in thousands of U.S. dollars, except for per share amounts)

16. Unaudited Quarterly Financial Data

	Quarter ended March 31, 2007	Quarter ended June 30, 2007	Quarter ended Sept. 30, 2007	Quarter ended Dec. 31, 2007
Gross premiums written	$ 236,243	$ 109,259	$ 43,386	$ 15,208
Net premiums earned	104,687	98,849	97,387	90,462
Net investment income	33,110	31,904	32,451	24,377
Net gains on investments	8,677	1,868	30,719	26,291
Net losses and loss adjustment expenses	52,953	87,210	30,426	(45,666)
Net income	77,207	27,972	113,212	167,021
Net income per common share - basic	$ 1.15	$ 0.37	$ 1.80	$ 2.74
Net income per common share - diluted	$ 1.07	$ 0.37	$ 1.63	$ 2.48
Net income per common share - basic (1)	$ 1.02	$ 0.34	$ 1.28	$ 2.36
Net income per common share - diluted (1)	$ 0.96	$ 0.34	$ 1.17	$ 2.14

(1) Net income per common share, if the Company had not elected for early adoption of the fair value option for all fixed maturity and equity investments in accordance with SFAS 157 and SFAS 159, commencing January 1, 2007.

	Quarter ended March 31, 2006	Quarter ended June 30, 2006	Quarter ended Sept. 30, 2006	Quarter ended Dec. 31, 2006
Gross premiums written	$ 235,593	$ 120,325	$ 56,288	$ 17,645
Net premiums earned	86,943	100,770	107,840	101,579
Net investment income	24,604	31,064	25,383	28,608
Net realized (losses) gains on investments	(12,614)	4,521	9,072	11,106
Net losses and loss adjustment expenses	22,096	13,387	7,918	15,104
Net income	62,647	108,822	114,965	108,151
Net income per common share - basic	$ 0.92	$ 1.64	$ 1.74	$ 1.63
Net income per common share - diluted	$ 0.86	$ 1.50	$ 1.60	$ 1.52

17. Summarized Subsidiary Financial Data

Summarized consolidated financial data of IPCRe Limited and subsidiary, is as follows:

	2007	2006	2005
Gross premiums written	$ 404,096	$ 429,851	$ 472,387
Net premiums earned	391,385	397,132	452,522
Net investment income	121,841	109,659	71,641
Net gains (losses) on investments	67,555	12,085	(10,556)
Net losses and loss adjustment expenses	(124,923)	(58,505)	(1,072,662)
Net acquisition costs	(39,856)	(37,542)	(39,249)
General and administration expenses	(27,398)	(31,481)	(25,407)
Net foreign exchange (loss) gain	(1,167)	2,635	(2,979)
Net income (loss)	$ 387,437	$ 393,983	$ (626,690)
Loss ratio (1)	31.9%	14.7%	237.0%
Expense ratio (2)	17.2%	17.4%	14.3%
Combined ratio (3)	49.1%	32.1%	251.3%
Cash and investments	$ 2,473,090	$ 2,485,341	
Balances receivable from reinsureds	91,393	113,811	
Other assets	62,391	45,286	
Total assets	$ 2,626,874	$ 2,644,438	
Unearned premiums	$ 75,980	$ 80,043	
Reserves for losses	395,245	548,627	
Other liabilities	28,083	24,164	
Total liabilities	499,308	652,834	
Common stock	250,000	250,000	
Additional paid-in capital	1,211,609	1,211,609	
Retained earnings	666,838	402,685	
Accumulated other comprehensive (loss) income	(881)	127,310	
Total shareholder's equity	2,127,566	1,991,604	
Total liabilities and shareholder's equity	$ 2,626,874	$ 2,644,438	

(1) The ratio of net losses and loss adjustment expenses to net premiums earned.

(2) The ratio of net acquisition costs and general and administration expenses to net premiums earned.

(3) The sum of loss ratio and expense ratio.

Corporate Information

Board of Directors of the Company, IPCRe and IPCUSL

James P. Bryce
President & Chief Executive Officer
of the Company, IPCRe and IPCUSL

Mark R. Bridges
(Appointed July 25, 2007)
President
Rosemont Re Ltd.

Peter S. Christie
Chairman
Friemann Christie LLC

S. George Cubbon
(Resigned June 22, 2007)
President & Chief Executive Officer
American International Company,
Limited, Bermuda

Kenneth L. Hammond (Chairman)
Retired Vice Chairman &
Chief Executive Officer
Attorney's Liability Assurance Society
(Bermuda) Ltd.

Dr. The Honourable Clarence E. James
(Retired July 25, 2007)
Retired Chief of Staff
Bermuda Hospital Board

L. Anthony Joaquin
(Appointed July 25, 2007)
Retired Managing Partner
Ernst & Young Bermuda

Antony P. D. Lancaster
Retired Chairman & Chief Executive
Groupama Insurances

Frank Mutch (Former Chairman)
(Retired February 15, 2008)
Retired Lawyer
Conyers Dill & Pearman Bermuda

Committees of the Board

Executive Committee
Kenneth L. Hammond – Chairman
Mark R. Bridges
James P. Bryce

Audit Committee
Mark R. Bridges – Chairman
Peter S. Christie
Kenneth L. Hammond
L. Anthony Joaquin
Antony P. D. Lancaster

Business Development Committee
Kenneth L. Hammond – Chairman
Mark R. Bridges
Peter S. Christie

Compensation Committee
Peter S. Christie – Chairman
Mark R. Bridges
Kenneth L. Hammond
L. Anthony Joaquin

Investment Committee
Antony P. D. Lancaster – Chairman
Peter S. Christie
Kenneth L. Hammond
L. Anthony Joaquin

Nominating Committee
Kenneth L. Hammond – Chairman
Mark R. Bridges
L. Anthony Joaquin

Officers

James P. Bryce
President & Chief Executive Officer
of the Company, IPCRe and IPCUSL

Stephen F. Fallon
Senior Vice President –
Underwriting of the Company,
IPCRe and IPCUSL

Peter J.A. Cozens
Senior Vice President –
Underwriting of the Company,
IPCRe and IPCUSL

John R. Weale
Senior Vice President &
Chief Financial Officer of the Company,
IPCRe and IPCUSL

Glenn N. B. Clinton
Vice President –
Underwriting of IPCRe and IPCUSL

Marco L. Nicolini
Vice President –
Underwriting of IPCRe and IPCUSL

Robin M. Newman
Vice President & Controller
of the Company, IPCRe and IPCUSL

Donna-Mae Clarke
Vice President –
Finance of IPCRe and IPCUSL

Judith A. Gardecki
Assistant Vice President –
Claims of IPCRe and IPCUSL

Lori R. Steinhoff
Assistant Vice President –
Finance of IPCRe and IPCUSL

Joanna K.M. Shillington
Assistant Vice President –
Finance of IPCRe and IPCUSL

Melanie J. Saunders
Assistant Vice President &
Company Secretary of the Company,
IPCRe and IPCUSL

Addresses and Shareholders' Meeting

Bermuda

IPC Holdings, Ltd., IPCRe Limited &
IPCRe Underwriting Services Limited
American International Building,
29 Richmond Road, Pembroke HM 08, Bermuda

Tel: +1 441 298-5100 Fax: +1 441 292-8085
E-mail: info@ipcre.bm
Web site: www.ipcre.bm

Mailing Address:
P.O. Box HM 152, Hamilton HM AX, Bermuda

Ireland

IPCRe Europe Limited
AIG Centre, North Wall Quay, Dublin 1, Ireland
Tel: +353 1 672-0202 Fax: +353 1 672-0288

Independent Auditors

KPMG
Crown House, 4 Par-la-Ville Road, Hamilton HM 08, Bermuda

Bermuda Counsel

Conyers Dill & Pearman
Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda

U.S. Counsel

Sullivan & Cromwell LLP
125 Broad Street, New York, New York 10004, U.S.A.

Transfer Agent & Registrar

Computershare
250 Royall Street, Canton, Massachusetts 02021, U.S.A.

Form 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 2007 is available, without charge, upon request to investor relations at our Bermuda office. The Form 10-K may also be accessed through the SEC Filings section of our web site.

Shareholders' Meeting

The 2008 Annual General Meeting will be held on June 20, 2008 at 9:30 a.m. at the American International Building, 29 Richmond Road, Pembroke HM 08, Bermuda.

Stock Trading

IPC's Common Shares are traded on The Nasdaq Global Select Market under the symbol IPCR.

As of January 31, 2008, there were 64 holders of record of Common Shares.

IPC Common Stock

The following table sets out, for the periods indicated, the cash dividends paid per Common Share and the high and low sales prices for the Common Shares as reported by the Nasdaq Global Select Market. Such prices reflect inter dealer prices, without retail mark-up, mark-down or commission and do not necessarily represent actual transactions.

2007	High	Low	Dividends
First Quarter	$ 34.35	$ 27.64	$ 0.20
Second Quarter	32.67	28.41	0.20
Third Quarter	33.18	23.30	0.20
Fourth Quarter	30.45	26.67	0.20

2006	High	Low	Dividends
First Quarter	$ 28.70	$ 25.71	$ 0.16
Second Quarter	28.25	23.81	0.16
Third Quarter	30.63	24.50	0.16
Fourth Quarter	31.97	29.11	0.16

Performance

Performance Graph

The following graph shows the cumulative total return, including reinvestment of dividends, on the Common Shares compared to such return for the SNL Securities' Insurance Index – Property and Casualty ("SNL Property & Casualty") and for the Standard & Poor's 500 Composite Stock Price Index ("S&P 500") for the period beginning on December 31, 2002 and ending on December 31, 2007, assuming $100 was invested on December 31, 2002. Each measurement point on the graph represents the cumulative shareholder return as measured by the last reported sale price at the end of each quarter during the relevant period.

Total Return Performance

For the Years ended December 31



Index
Value
200
180
160
140
120
100
80
'02
'03
'04
'05
'06
'07
— IPC Holdings, Ltd.
— SNL Property & Casualty Insurance Index
— S&P 500

	Period Ending					
Index	**12/31/02**	**12/31/03**	**12/31/04**	**12/31/05**	**12/30/06**	**12/31/07**
IPC Holdings, Ltd.	100.00	126.02	144.13	92.84	109.18	103.11
SNL Property & Casualty	100.00	123.73	135.62	148.25	172.81	186.59
S&P 500	100.00	128.68	142.69	149.70	173.34	182.86

IPC

HOLDINGS, LTD.

IPC Holdings, Ltd.
American International Building
29 Richmond Road,
Pembroke HM 08, Bermuda

Tel: +1 441 298-5100
Fax: +1 441 292-8086
Email: info@ipcre.bm
Website: www.ipcre.bm

END